Form 20-F
period 2024-12-31
Micropolis Holding Co
filed 2025-05-08
CIK 1993431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from __________________ to_____________________________

Commission file number 001-42550

Micropolis Holding Company
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Warehouse 1, Dar Alkhaleej Building Dubai Production City, Dubai, UAE
(Address of principal executive offices)

Fareed Aljawhari, Chief Executive Officer Warehouse 1, Dar Alkhaleej Building Dubai Production City, Dubai, UAE +971 4 276 7008
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Ordinary shares, par value US$0.0001 per share	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 30,000,000 Ordinary Shares as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Non-accelerated filer ☒
Accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

i

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Our Business

Our Group does not have a long operating history as an integrated group.

Our Company was incorporated as a holding company on February 23, 2023. While the businesses of our subsidiary have been in operation since 2014, we do not have a long history of running an integrated group with standardized policies and procedures and on which our past performance may be judged. Given our limited operating history and the rapidly evolving market in which we compete, we may encounter operational, financial and other difficulties as we establish and expand our operations, product and service developments, sales and marketing, technology, and general and administrative capabilities.

There is substantial doubt as to whether we will continue operations. If we discontinue operations, you could lose your investment.

We are a pre-revenue organization since most of our existing projects are collaborative in nature and we do not anticipate earning substantial revenues until such time as we enter into commercial production for our robotics, which is expected to be by the second quarter of 2025. We were founded in 2014 and have a minimal operating history upon which an evaluation of our future success or failure can be made. We have suffered recurring losses from operations and have a significant accumulated deficit. In addition, we continue to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern and our auditors have issued a going concern opinion in their report included in this report.

We anticipate that we will incur increased expenses without realizing enough revenues. We therefore expect to incur losses in the foreseeable future. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to enter into commercial production for our robotics. We cannot guarantee that we will be successful in finding customers for our robotics and in generating revenues and profit in the future. Failure to generate revenues and profit will cause us to suspend or cease operations. If this happens, you could lose all or part of your investment.

Rapid advancements in robotics and AI technology can potentially outpace our current offerings. Failure to innovate could negatively affect our competitive edge.

The rapid pace of technological advancements in the robotics and AI industry presents a significant risk to the Company’s long-term success. As cutting-edge solutions emerge, there is a possibility that the Company’s current offerings may become outdated or less competitive. To mitigate this risk, the Company aims to allocate substantial resources to R&D, continuously monitor industry trends, and invest in exploring emerging technologies. Maintaining a culture of innovation and fostering collaborations with research institutions can help ensure the Company stays at the forefront of the evolving landscape. However, we cannot assure you that we will be able to continue to innovate, and failure to do so could negatively affect our competitive edge, lead to a loss in market share and adversely affect our business and financial results.

We operate in a regulatory environment that is subject to change, as governments adapt to the implications of robotics and AI. This can affect how we develop and implement our technologies, and non-compliance could lead to fines or reputational damage.

Operating in a dynamic regulatory environment exposes the company to compliance risks. Governments worldwide are grappling with the implications of robotics and AI, leading to evolving regulations and policies. Non-compliance with these changing rules could result in financial penalties and reputational damage. To address this risk, we aim to establish robust compliance procedures, closely monitor regulatory updates, and engage in constructive dialogues with regulatory authorities. All these efforts will lead to an increase in our cost of compliance and thus our operating cost, which may negatively affect our financial results.

We may continue to incur losses in the future.

For the years ended December 31, 2024 and 2023, we recorded net losses of $6.1 million and $3.2 million, respectively. We anticipate that our operating expenses, together with the increased general administrative expenses of a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers, and further enhance our service offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain sufficient cash flows or profitability on a quarterly or annual basis for the foreseeable future.

We must maintain sufficient funding for R&D, marketing, and other operational costs. Financial risk could arise from fluctuations in sales, increased costs, or economic downturns. Decisions to raise capital could affect existing shareholders, while opting for debt financing might increase our risk profile.

Our financial stability is subject to various factors that could impact our ability to meet operational expenses and invest in crucial areas like research and development. Fluctuations in sales due to changing market conditions or unforeseen events, increased costs, or economic downturns can strain our financial position. Moreover, increased costs, such as rising raw material prices or higher manufacturing expenses, could erode profit margins, potentially hindering the Company’s growth and expansion plans. Economic downturns can further exacerbate these challenges, constraining our ability to access capital and potentially leading to liquidity issues.

To maintain sufficient funding, we may seek diverse funding options, such as debt financing. Taking on debt could lead to an increase in our overall leverage, potentially resulting in higher interest payments and debt-related expenses. As a result, a significant portion of our earnings may be allocated to service our debt, limiting the funds available for dividend distributions or reinvestment in growth initiatives.

New competitors may enter the robotics industry with competing products and services, which could have a material and adverse effect on our business, results of operations and financial condition.

Our competitors could significantly impede our ability to expand our network and to reach consumers. Our competitors may also develop and market new technologies that render our existing or future products and services less competitive, unmarketable or obsolete. In addition, if competitors develop products or services with similar or superior functionality to our products and services, we may need to decrease the prices for our products and services to remain competitive or our products or services developed by us may be branded or generic, becoming obsolete before they are marketed or before we recover a significant portion of the development and commercialization expenses incurred with respect to these products. If we are unable to maintain our current pricing structure due to competitive pressures, our revenue may be reduced, and our operating results may be negatively affected. Some of our larger competitors may be better able to respond more quickly with new technologies and to undertake more extensive marketing or promotional campaigns. If we are unable to compete with these companies, the demand for our products and services could substantially decline.

Also, if any of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could materially and adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future suppliers, technology partners or other parties with whom we have relationships, thereby limiting our ability to develop, improve and promote our solutions. We may not be able to compete successfully against current or future competitors, and competitive pressures may materially and adversely affect our business, results of operations and financial condition.

Tariff wars and trade uncertainties could adversely affect our operations and financial performance.

Micropolis Holding Company, as a UAE-based robotics company, is exposed to risks arising from ongoing tariff wars and trade uncertainties that could materially impact our operations, financial condition, and results of operations. As of April 2025, tariff wars, particularly between the US and major trading partners, have escalated. On April 2, 2025, President Trump issued an Executive Order imposing a 10% customs duty on all goods imported into the US, effective April 5, 2025, with higher duties up to 50% on imports from specific countries. Tariffs on imported raw materials and components for our robotics, such as microchips, sensors, and mechanical parts, could increase costs for production. Tariffs on components from suppliers like China, subject to additional US tariffs, could disrupt supply chains, leading to delays in project completion and increased operational costs.

These higher costs may elevate production expenses, potentially reducing our profit margins. Furthermore, retaliatory tariffs or trade barriers imposed by other nations could limit our potential ability to compete effectively in key export markets, including the United States, leading to reduced sales volumes, pricing pressures, or the need to seek alternative markets, all of which could adversely affect our revenue and profitability. Additionally, trade-related volatility in commodity prices and foreign exchange rates, particularly affecting the UAE dirham, could complicate financial forecasting and lead to revenue instability. There can be no assurance that we can fully counteract the adverse effects of trade disruptions. The evolving nature of global tariff policies, including the potential for further escalation or broader economic downturns, could exacerbate these challenges and have a material adverse effect on our business, financial performance, and growth prospects.

We may not be able to conduct our marketing activities effectively, properly, or at reasonable costs, which will have an impact on our business operations.

We invest resources in a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our services and products. For the years ended December 31, 2024 and 2023, our marketing and promotion expenses were approximately $204,682 and $3,904, respectively, representing approximately 3.5% and 0.1% of our total expense, respectively. We leveraged relationship with our partners like Dubai Police to increase our brand awareness and showcased our products in various events throughout the period. Also we have active presence on various social media including Instagram, Facebook, LinkedIn, and YouTube.

We may not allocate significant resources to traditional marketing activities due to our focus on B2B communication and our established customer base. However, we recognize the importance of promoting our product to the public to increase awareness about its usability, benefits, and positive impact on people’s lives. Our marketing efforts will aim to educate and inform the public about our technology, ensuring that potential customers understand how our products can simplify and enhance their daily lives. By strategically targeting our promotional activities, we can maximize the effectiveness of our marketing efforts while maintaining reasonable costs.

While we seek to structure our promotional campaigns in the manner that we believe is most likely to encourage people to use our products and services, we may fail to identify advertising opportunities that satisfy our anticipated return on advertising spend as we scale our investments in marketing, accurately predict consumers’ acquisitions, or fully understand or estimate the conditions and behaviors that drive consumers’ behaviors. If for any reason any of our advertising campaigns prove less successful than anticipated in attracting new consumers, we may not be able to recover our advertising expense, and our rate of consumers acquisition may fail to meet market expectations, either of which could have an adverse effect on our business. There can be no assurance that our advertising and other marketing efforts will result in increased sales of our services and products.

Our business will be subject to risks associated with relying on a limited number of customers and suppliers.

Our business will be subject to risks associated with relying on a limited number of customers and suppliers. As we are a pre-revenue company, we did not have any customers until January 2023. Moreover, we develop major components of our robotics in-house. However, since our business is collaboration-based and each of our robotics is customized to meet our partners’ needs, we expect to have a limited number of customers and suppliers in the future once we start to generate substantial revenue. Given that our business will depend on a few customers and suppliers, any changes in the relationships with these future customers and suppliers, such as the loss of a major client or reduced orders, could significantly impact our financial stability and growth prospects. Similarly, a disruption in the supply chain, such as a supplier failing to deliver crucial components on time or of the required quality, could hamper our production schedule and impact product quality. This dependence on a limited pool may also expose us to risks from changes in market conditions, such as price fluctuations or supply shortages. Although we plan to continuously work towards diversifying our customer base and supplier network, maintaining high-quality service and products, and developing strong relationships with multiple reliable suppliers, unforeseen disruptions can still occur, and our business operations and financial conditions may be adversely affected.

Misappropriation or infringement of our intellectual property and proprietary rights, enforcement actions to protect our intellectual property and claims from third parties relating to intellectual property could materially and adversely affect our business, results of operations and financial condition.

Litigation regarding intellectual property rights is common in the technology industries. We expect that robotics technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Our ability to compete depends upon our proprietary technology. While we rely on intellectual property laws, confidentiality agreements and technical measures to protect our proprietary rights, we believe that the technical and creative skills of our personnel, continued development of our proprietary systems and technology and brand name recognition are essential in establishing a leadership position and strengthening our brands. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult and may be expensive. We can provide no assurance that the steps we take will prevent misappropriation of technology or that the agreements entered into for that purpose will be enforceable. Effective trademarks, service mark, patent, copyright and trade secret protection may not be available when we first introduce our products. In addition, if litigation becomes necessary to enforce or protect our intellectual property rights or to defend against claims of infringement or invalidity, such litigation, even if successful, could result in substantial costs and diversion of resources and management attention.

We also cannot provide any assurance that our products and services do not infringe on the intellectual property rights of third parties. Claims of infringement, even if unsuccessful, could result in substantial costs and diversion of resources and management attention. If unsuccessful, we may be subject to preliminary and permanent injunctive relief and monetary damages, which may be trebled in the case of willful infringements.

We do not exclusively own 100% of all intellectual property and technologies that we develop in the projects with our partners, which may adversely affect our ability to effectively utilize and monetize such intellectual property and technologies in our business operations.

One significant aspect of our business model involves partnering with various companies and government entities to develop customized robotics solutions for specific tasks. These collaborative projects often entail the joint development of intellectual property and related technologies. In certain cases, the collaboration agreements may stipulate that the ownership of such intellectual property and technologies will be shared between our partners and our Company. For example, in our partnership with Dubai Police for the development of self-driving cars, intellectual property used in the programs operating the self-driving cars is considered joint intellectual property; and in our partnership with QSS Robotics, QSS Robotics owns the intellectual property related to product design while we own patents or hardware design rights.

As a result of these arrangements, our Company does not exclusively own 100% of all intellectual property developed within such projects. This shared ownership of intellectual property and related technology could have implications on our ability to fully monetize or independently commercialize the developed intellectual property. It might also impact our control over the direction and application of the technology. Additionally, decisions regarding the use, licensing, or further development of these jointly owned intellectual property may require consensus with our partners, which could potentially lead to delays or differences in strategic priorities.

As a robotics company operating in a digital era, we face significant cybersecurity risks that could have adverse implications for our business, reputation and stakeholders.

Cybersecurity threats, such as data breaches, hacking attempts, and malware attacks, pose an imminent danger to the confidentiality, integrity and availability of our sensitive information and proprietary technologies. In particular, we have highlighted the following specific threats that may happen to us:

●	System intrusions: Although our operational and security systems operate behind our clients’ firewalls, they may still be exposed to potential cybersecurity threats. Intruders may seek to infiltrate these systems, disrupt operations, or access sensitive data. System vulnerabilities could be exploited if not adequately protected.

●	Software vulnerabilities: Our integrated software in the robots and other products can also be a target for cyber threats. These threats can take many forms, from injecting malicious code to exploiting software vulnerabilities to disrupt robot functioning or compromise data integrity.

●	Data privacy and protection: The data collected and processed by our products or software, whether personal or proprietary, is another potential cybersecurity risk. Unprotected or inadequately protected data can be a target for unauthorized access, misuse, or theft, leading to breaches of privacy and potential legal repercussions.

●	Monitoring and control: Despite our robots’ fleets being monitored from an operations room 24/7, there is still a risk of undetected cyber threats. Sophisticated attackers could potentially bypass detection systems or operate in ways that appear normal to avoid raising alarms.

●	Supply chain threats: Cybersecurity risks can also arise from the supply chain. If any of our suppliers or partners are compromised, it could potentially affect our systems or products.

●	Advanced persistent threats: Given the critical nature of our operations, we could be targeted by advanced persistent threats. These are stealthy and continuous hacking processes orchestrated by individuals or groups targeting specific data or infrastructures.

We employ a robust cybersecurity strategy that includes regular system updates and patches, stringent data protection protocols, sophisticated threat detection and response systems, and continuous cybersecurity awareness training for our employees. Our commitment to cybersecurity is unwavering, and we continually strive to stay ahead of potential threats to protect our operations, products, and the valuable data we handle. However, we cannot assure you that we can avert all cyber threats and a successful cyber-attack, or any other cyber security incident could result in the theft or unauthorized disclosure of our intellectual property, customer data, or confidential business information, which could disrupt our operations, and lead to financial losses, damage to our reputation and potential legal liabilities. The evolving nature of cyber threats poses an ongoing challenge to us. The emergence of new attack vectors and sophisticated hacking techniques demands continuous investment and training. Failure to keep up with these evolving threats expose us to greater risks.

We face the inherent risk of unproven market demand for our products and services.

As an early player in the robotics industry in the UAE, we face the inherent risk of unproven market demand for our products and services. The market for AMR solutions is relatively new and evolving, with limited historical data to accurately predict customer preferences and long-term adoption trends. The lack of a well-established market for AMR products in the UAE presents challenges in accurately assessing customer needs and preferences. The demand for AMR solutions may be influenced by factors such as the pace of technological advancements, customer awareness, regulatory developments, and economic conditions. A failure to accurately gauge market demand could lead to overproduction or misallocation of resources, resulting in potential financial losses and excess inventory.

As a robotics company, we are exposed to the risk of software malfunctions and design flaws in our AMR products.

Despite rigorous testing and quality assurance measures, the complexity of robotics software and the ever-evolving technology landscape can lead to unforeseen issues that may adversely impact our operations and reputation. Software malfunctions in AMR products could result in unexpected behavior, causing robots to deviate from intended paths, fail to perform critical tasks, or lead to collisions with objects or personnel. Such malfunctions may disrupt workflows, delay operations, and potentially lead to property damage or safety incidents. Any incident involving our robots could lead to reputational damage, customer dissatisfaction, and potential legal liabilities.

Design flaws in robotics software may lead to inefficiencies, suboptimal performance, or vulnerabilities that could be exploited by malicious actors. Security vulnerabilities in the software could expose sensitive customer data or proprietary information, leading to data breaches and potential regulatory non-compliance. A successful cyber-attack on our AMR products could compromise their functionalities and affect our customers’ trust in our technology. Furthermore, the introduction of new features or software updates may inadvertently introduce unforeseen issues or compatibility challenges with existing systems. Incompatibility or software conflicts could cause downtime, negatively impacting customer operations, and eroding trust in our products.

In the rapidly evolving robotics industry, unforeseen design flaws or software malfunctions may necessitate the recall or modification of our AMR products, leading to substantial financial and operational costs. Delays in addressing such issues could result in missed business opportunities, potential loss of market share, and decreased customer confidence.

We cannot assure you that we will be able to continue to successfully develop and launch new products, services or grow our complementary product or service offerings.

While our current focus is on developing two types of AMRs and the related software bundle to cater to specific customer needs, we cannot provide assurance that we will continue to successfully develop and launch new products.

Our future success will depend, in part, upon our ability to continue enhancing and improving the value of our products and services, with a focus on the development of electronic control units, mechanical systems, and autonomous driving systems for our AMRs. We believe that these advancements will further strengthen our offerings and contribute to our market competitiveness.

The development of our services and products is complex and costly, and we typically have several services and products development simultaneously. Given the complexity, we occasionally have experienced, and could experience in the future, delays in completing the development and introduction of new and enhanced services and products. Problems in the design or quality of our services or products may also have an adverse effect on our brand, business, financial condition, and operating results. Unanticipated problems in developing products and services could also divert substantial research and development resources, which may impair our ability to develop new services and products and enhancements of existing services and products and could substantially increase our costs. If we fail to continue to successfully launch new value-add products and services or to enter new, complementary markets successfully, or to do either of the foregoing in a cost-effective manner, our business, results of operations and financial condition may be materially and adversely affected.

Our business is dependent on keeping pace with advances in technology. If we are unable to keep pace with advances in technology, consumers may stop using our services and our revenues will decrease. If we are required to invest substantial amounts in technology, our business, results of operations and financial condition may be materially and adversely affected.

Our business relies on staying at the forefront of technological advancements. It is crucial for us to keep pace with these advances to maintain consumer trust in our products and services. Failure to do so may result in reduced consumer confidence, making it challenging to achieve our revenue projections, which could eventually lead to a decrease in our revenues. Furthermore, significant investments in technology may be necessary, and if such investments are required, they may have a material and adverse impact on our business, results of operations, and financial condition.

The robotics markets are characterized by rapid technological change, changes in user and customer requirements, frequent new service and product introductions embodying new technologies, including Level 4 autonomous system and advanced control units such as the EV main control unit that is built on an automotive grade microcontroller such as Nvidia AJX Orin, Infineon AURIX and STM ARM Cortex M7 alongside drive/steer/break-by-wire based platform, and the emergence of new industry standards and practices that could render our products, services, and technologies obsolete. These market characteristics are intensified by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. If we are unable to adapt to changing technologies, our business, results of operations and financial condition may be materially and adversely affected.

Recruiting and retaining talent in the highly specialized fields of AI and robotics is a challenge we face. The departure of key personnel could disrupt our operations and slow our pace of innovation.

Our success depends, in part, upon the continuing contributions of key employees, including our Chief Executive Officer Fareed Aljawhari, and our continuing ability to attract, develop, motivate and retain highly qualified and skilled personnel. The loss of the services of any of our key employees or the failure to attract or replace qualified personnel may have a material and adverse effect on our business.

The limited pool of experienced robotics and AI experts in the UAE can make it challenging to find suitable candidates with the required expertise to drive our research, development, and operational initiatives. Additionally, increased demand from various industries and emerging technology sectors may intensify the competition for qualified professionals, making talent acquisition a complex and resource-intensive process.

Retaining top talent is equally crucial, as our success heavily relies on the innovative contributions and knowledge of our skilled workforce. The talent retention risk is amplified by the emergence of international job opportunities and the potential for employees to seek higher compensation or career growth elsewhere. Losing key personnel may disrupt ongoing projects, slow down innovation, and negatively impact our competitive edge.

We may enter into strategic acquisitions, investments and partnerships which could pose various risks, increase our leverage, dilute existing shareholders and significantly impact our ability to expand our overall profitability.

We may enter into strategic acquisitions, investments, and partnerships; these carry inherent risks, including potential increased leverage and dilution of existing shareholders. Nevertheless, our steadfast commitment to maintaining profitability and sustaining a consistent growth trajectory guides our decision-making process in pursuing such opportunities.

Acquisitions involve inherent risks, such those relating to increased leverage and debt service requirements and post-acquisition integration challenges, which could have a material and adverse effect on our results of operations and/or cash flow and could strain our human resources. We may be unable to successfully implement effective cost controls or achieve expected synergies as a result of a future acquisition. Acquisitions may result in our assumption of unexpected liabilities and the diversion of management’s attention from the operation of our business. Acquisitions may also result in our having greater exposure to the industry risks of the businesses underlying the acquisition. Strategic investments and partnerships with other companies expose us to the risk that we may not be able to control the actions of our investees or partners, which could decrease the amount of benefits we realize from a particular relationship. We are also exposed to the risk that our partners in strategic investments and infrastructure may encounter financial difficulties that could lead to a disruption of investee or partnership activities, or an impairment of assets acquired, which could adversely affect future reported results of operations and shareholders’ equity. Acquisitions may subject us to new or different regulations or tax consequences which could have an adverse effect on our operations.

In addition, we may be unable to obtain the financing necessary to complete acquisitions on attractive terms or at all. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Ordinary Shares. Future equity financings would also decrease our earnings per share and the benefits derived by us from such new ventures or acquisitions might not outweigh or exceed their dilutive effect. Any additional debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital or to pursue business opportunities. Realization of any of the foregoing risks associated with future strategic acquisitions, investments and partnerships could materially and adversely affect our business, results of operations and financial condition.

Industry consolidation may give our competitors an advantage over us, which could result in a loss of customers and/or a reduction of our revenue.

Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships in order to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants who are not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. Many potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. Industry consolidation may result in practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or services functionality. These pressures could result in a reduction in our revenue.

As an emerging industry, the potential risks of industry consolidation remain uncertain for our company in the long term. While some competitors may pursue acquisitions, partnerships, or strategic relationships to enhance their services and gain economies of scale, it is unclear if these actions will pose a significant threat to our customer base and revenue. Moreover, new entrants may enter the market through similar means, leveraging their advantages such as brand recognition, operating experience, diverse services, larger marketing budgets, and greater financial and technical resources. Industry consolidation could introduce competitive practices that hinder our ability to effectively compete in terms of pricing, sales and marketing programs, technology, and service functionality, potentially impacting our revenue. However, the full extent of these pressures is yet to be determined.

Negative publicity relating to our Group or our Directors, Executive Officers or Major Shareholders may materially and adversely affect our reputation and Share price.

Negative publicity or announcements relating to our Group or any of our Directors, Executive Officers or Major Shareholders, whether with or without merit, may materially and adversely affect the reputation and goodwill of our Group in our industry, consequently affecting our relationships with our customers and car dealers. In addition, such negative publicity may affect market perception of our Group and the performance of our Share price.

Negative publicity or announcements may include, among others, newspaper reports of accidents at our workplaces, unsuccessful attempts in joint ventures, acquisitions or take-overs, any involvement we may have in litigation or insolvency proceedings, and unfavorable or negative articles on any of our Directors, Executive Officers or Major Shareholders. Any claims and legal actions brought forward by our customers may also have a negative impact on our brand image. If our customers, suppliers, or subcontractors subsequently lose confidence in us, this could result in the termination of business relationships or fewer referrals or invitations to tender or quote for facilities services or other contracts. To this end, our business, financial condition, results of operations and prospects may be adversely impacted.

We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to various anti-corruption laws, including the UAE Federal Law No. 3 of 1987 referred to as Civil Service Law, that prohibit companies and their agents from making improper payments or offers of payments for the purpose of obtaining or retaining business. We may conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws. We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees or agents. If our employees or agents violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. Violations of the Article 236 bis of the Penal Code or other anti-corruption laws, or allegations of any such acts, could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions. Those and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and cause us to incur significant legal and investigatory fees which could adversely affect our business, combined financial condition and results of operations.

Operating in the field of robotics and AI, we face risks associated with potential governmental and regulatory scrutiny.

Operating in the field of robotics and AI, we face risks associated with potential governmental and regulatory scrutiny. As these technologies evolve, so do the regulations governing their use, especially in the realm of data privacy. As our solutions involve collecting, processing, and storing data, we are subject to stringent data protection laws. These laws vary by jurisdiction, and non-compliance could lead to significant financial penalties, reputational damage, and operational disruptions. Additionally, new legislation or changes in current laws could impose further restrictions or requirements on our operations. This evolving regulatory landscape necessitates constant vigilance to ensure we remain compliant. We have implemented rigorous data handling and privacy protocols, and we continually monitor regulatory changes. However, the complexities of global data privacy regulations and the rapid pace of change in AI technology may still present challenges.

We operate in jurisdictions such as the UAE and GCC and potentially Europe and the USA, each with its own unique data protection laws and regulations. These laws govern how we can collect, use, and share data for developing and training our AI algorithms. The risk lies in the potential for existing and future legislation to restrict our ability to gather the necessary data, thus impacting our product development and optimization. For instance, stringent data privacy laws could limit the scope of data collection or impose rigorous consent requirements, slowing down our AI training process. Additionally, cross-border data transfer rules may hinder our ability to share data across our operations in different regions. As our flagship products rely heavily on real-time data analysis, any such restrictions could affect their performance and effectiveness. We are actively implementing comprehensive data governance frameworks, and continuously monitoring legal changes in our operating jurisdictions. However, unpredictability in regulatory changes and variations in global data privacy regulations present ongoing challenges to our operations.

We face various environmental risks inherent in our operations and product development.

Critical environmental risks we face lie in resource consumption, waste generation and disposal during the manufacturing and utilization of robotics products. One significant risk lies in the consumption of natural resources during the manufacturing and use of robotics products. High demand for components and materials may lead to resource depletion, increasing costs and causing supply chain disruptions. The overutilization of resources could also lead to environmental degradation and contribute to broader sustainability challenges. Another critical environmental risk involves the generation and disposal of electronic waste (“E-Waste”) from outdated or malfunctioning robots. Inadequate disposal practices can result in environmental pollution, leading to potential health hazards and ecological harm. Mishandling E-Waste may attract regulatory scrutiny and legal penalties, in addition to harming our reputation and brand image. Managing the product lifecycle effectively is vital to minimize environmental harm. Improper disposal of end-of-life robots can lead to environmental pollution, contribute to electronic waste accumulation, and perpetuate resource inefficiency. Such negative impacts may attract public scrutiny and erode stakeholder trust, potentially affecting investor confidence and market perception.

Risks Related to Doing Business in Certain Countries and Regions

Investments in emerging markets are subject to greater risks than those in more developed markets.

You should also be aware that investments in emerging markets, such as the GCC region, are subject to greater risks than those in more developed markets, including risks such as:

●	political, social and economic instability;

●	exposure to local economic and social conditions, including cultural and communication challenges;

●	exposure to local political conditions, including political disputes, requirements to expend a portion of funds locally, and government-imposed industrial cooperation requirements, as well as increased risks of fraud and political corruption;

●	exposure to potentially undeveloped legal systems which make it difficult to enforce contractual rights and to potentially adverse changes in laws and regulatory practices, including licensing, approvals, grants, adjudications, and concessions, among others;

●	war, terrorism, rebellion, coup, revolution or similar events;

●	drought, famine, epidemics, pandemics and other complications due to natural or manmade disasters;

●	governments’ actions or interventions, including tariffs, protectionism, subsidies, various forms of exchange controls, expropriation of assets and cancellation of contractual rights;

●	boycotts and embargoes that may be imposed by the international community on countries in which we offer our mobile applications;

●	ambiguities, uncertainties and changes in taxation, licensing and other laws and regulations;

●	arbitrary or inconsistent government action, including capricious application of tax laws and selective tax audits;

●	controls on the repatriation of profits and/or dividends, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

●	difficulties and delays in obtaining new permits, licenses and consents for business operations or renewing existing ones;

●	difficulties or an inability to obtain legal remedies in a timely manner;

●	compliance with a variety of US and other foreign laws, including (i) compliance (historical and future) with the requirements of applicable anti-bribery laws, including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act of 1977; and (ii) compliance (historical and future) with sanctions and export control provisions (including the US Export Administration Regulations) in several jurisdictions, including the European Union, the United Kingdom and the United States; and

●	potential lack of reliability as to title to real property in certain jurisdictions.

Although the GCC region has enjoyed significant economic growth over the last several years, there can be no assurance that such growth will continue. Moreover, while certain governments’ policies have generally resulted in improved economic performance, there can be no assurance that such a level of performance can be sustained.

Accordingly, you should exercise particular care in evaluating the risks involved and must decide whether, in the light of those risks, your investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved.

Investing in GCC markets, particularly in the technology sector, carries certain risks that should be taken into consideration. Some of the key risks include:

1.	Regulatory Environment: The regulatory landscape in GCC countries may vary, and changes in regulations or government policies can impact the investment climate. It is essential to stay updated on regulations related to foreign investments, technology transfers, intellectual property rights, and data privacy.

2.	Economic and Political Stability: GCC markets are subject to geopolitical tensions and economic fluctuations. Political instability, regional conflicts, or changes in government policies can affect the business environment and investor confidence, however its evident that the local governments policies are focusing on their economic growth and avoiding political conflicts.

3.	Market Maturity: While GCC markets are rapidly growing, the technology sector may still be in its early stages of development. The level of market maturity, infrastructure, and adoption rates for certain technologies can vary across different countries within the GCC region.

4.	Competitive Landscape: The tech industry in the GCC region is becoming increasingly competitive, with local and international players vying for market share. Understanding the competitive landscape and differentiating your offering is crucial to succeed in this dynamic market.

5.	Talent Availability: Finding skilled and experienced talent, particularly in specialized tech fields, can be a challenge in certain GCC countries. Assessing the availability of qualified professionals and building a strong team is vital for the success of tech investments, however the GCC countries have succeeded for decades to attract talents and competencies by offering high wages and unique lifestyle as well as wellbeing and comfort of life.

6.	Cultural Considerations: Cultural norms and business practices in the GCC region may differ from other markets. Adapting to local customs, building relationships, and understanding the local business culture can contribute to successful investments, however the government of UAE and recently Saudi Arabia are adopting more western related culture to make it easier for expats with western cultures to adapt with the local culture.

The economies of a number of our markets in the GCC region are highly dependent upon the oil and gas industry.

The UAE’s economy as well as a number of other economies within the GCC region are highly dependent upon the oil and gas industry. Oil and gas prices fluctuate in response to changes in many factors, including, but not limited to:

●	economic and political developments in oil producing regions;

●	global and regional supply and demand, and expectations regarding future supply and demand, for oil and gas products;

●	the ability of members of OPEC and other crude oil producing nations to agree upon and maintain specified global production levels and prices;

●	the impact of international environmental regulations designed to reduce carbon emissions;

●	actions taken by major crude oil and gas producing or consuming countries;

●	prices and availability of alternative fuels;

●	global economic and political conditions;

●	development of new technologies; and

●	global weather and environmental conditions.

Oil prices declined significantly beginning in June 2014, and although prices have recovered in 2018, they have remained volatile with periodic declines since October 2018, including during the first quarter of 2020. If oil prices decline again, this is likely to have an adverse effect on the GDP and other economic indicators of oil producing markets, such as the UAE and Saudi Arabia, and may also negatively impact consumer confidence and purchasing power, resulting in lower overall expenditure by mobile users, which could have a material adverse effect on our business, financial condition and results of operations.

Our business may be adversely affected by changes in government policies, laws and regulations in the UAE.

Our operating subsidiary in the UAE, Micropolis Dubai, functions as our primary business operation center and engages in sales, customer service and other business operations. As such, our business may be adversely affected by changes in government policies, laws and regulations in the UAE.

On January 16, 2023, the Ministry of Finance introduced a 9% federal corporate tax regime for the first time in the UAE to be applied on the adjusted accounting net profits of a business above AED 375,000, which came into effect on 1 June 2023. Micropolis Dubai is not currently subject to corporate income tax in the UAE as its net profits do not currently meet the AED 375,000 threshold.

Moreover, value added tax, or VAT, was introduced in the UAE on January 1, 2018, at a rate of 5%. The relevant legislation provides that electronic services that are automatically delivered over the Internet, over an electronic network or over an electronic marketplace are not subject to VAT in the UAE, if such electronic services are used or enjoyed outside of the UAE. The introduction of VAT in the UAE has not had a material impact on our business. However, any further change in VAT in the UAE could increase the costs for users to purchase our virtual currencies and may reduce user spending as a result, which could adversely affect our revenue.

In addition, the AED, which is the legal currency of the UAE, has been pegged to the US dollar at 3.6725 AEDs per U.S. dollar since November 1997. However, there can be no assurance that the AED will not be de-pegged in the future or that the existing peg will not be adjusted in a manner that negatively impacts the level of economic activities in the UAE or negatively impacts the attractiveness of the UAE as a tourist destination, both of which are important factors that drive the level of payments by users from the UAE. Any such de-pegging or adjustment could have a material adverse effect on our business, financial condition, and results of operations.

The economic, political, and social conditions in the GCC region, as well as government policies, laws, and regulations, could affect our business, financial condition, and results of operations.

We are headquartered in the UAE. The GCC region is our key market, and we must comply with the applicable laws and regulations in the jurisdictions of the GCC region. The regulatory bodies in the GCC region may not be as fully matured and as established as those of Western Europe and the United States. Existing laws and regulations may be applied inconsistently with anomalies in their interpretation or implementation. Inconsistent interpretation or implementation in relation to existing laws and regulations could restrict our ability to offer our mobile platform in the relevant jurisdictions, which could materially and adversely affect our business, financial condition, and results of operations.

Our failure to obtain, maintain or renew licenses, approvals, permits, registrations, or filings necessary to conduct our operations could have a material adverse impact on our business, financial condition, and results of operations.

Regulatory authorities in various jurisdictions oversee different aspects of our business operations. We are required to obtain a number of licenses, approvals, permits, registrations, and filings and are subject to certain reporting obligations required for maintaining our subsidiary and personnel in such jurisdictions. We cannot assure you that we have obtained all of these licenses, approvals, permits, registrations, and filings or will continue to maintain or renew all of them or that we have complied with these requirements in full. If we fail to obtain necessary authorizations, we may be subject to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of business operations, which may materially and adversely affect our business, financial condition, and results of operations. In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits in the relevant jurisdictions, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations, or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial conditions and operational results may be materially and adversely affected.

Risks Related to Our Ordinary Shares

An active trading market for our Ordinary Shares may not develop and could affect the trading price of our Ordinary Shares.

Prior to the IPO, there has been no public market for our Ordinary Shares. Although our Ordinary Shares are listed on the NYSE American, there can be no assurance that there will be an active, liquid public market for our Ordinary Shares. The lack of an active market may impair your ability to sell your Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your Ordinary Shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling Ordinary Shares and may impair our ability to acquire other companies or technologies by using our Ordinary Shares as consideration.

Our share price may fluctuate significantly in the future, and you may lose all or part of your investment, and litigation may be brought against us.

There is no assurance that the market price for our Ordinary Shares will not decline. Investors may not be able to sell their Ordinary Shares at or above the price at which they purchased the Ordinary Shares. The prices at which our Ordinary Shares will trade in the future may fluctuate significantly and rapidly as a result of, among others, the following factors, some of which are beyond our control:

●	variation in our results of operations;

●	perceived prospects and future plans for our business and the general outlook of our industry;

●	changes in securities analysts’ estimates of our results of operations and recommendations;

●	announcements by us of significant contracts, acquisitions, strategic alliances or joint ventures or capital commitments;

●	the valuation of publicly traded companies that are engaged in business activities similar to ours;

●	additions or departures of key personnel;

●	fluctuations in stock market prices and volume;

●	involvement in litigation;

●	general economic and stock market conditions; and

●	discrepancies between our actual operating results and those expected by investors and securities analysts.

There is no guarantee that our Ordinary Shares will appreciate in value in the future or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

In addition, the stock markets have from time-to-time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, an investor may lose all or part of his or her investment, and litigation has sometimes been brought against that company. If similar litigation is instituted against us, it could result in substantial costs and divert our senior management’s attention and resources from our core business.

Our Ordinary Shares may trade under $5.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Ordinary Shares.

Our Ordinary Shares may trade below $5.00 per share. As a result, our Ordinary Shares would be known as “penny stock,” which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Ordinary Shares could be considered to be “penny stock.” A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Ordinary Shares and may negatively affect the ability of holders of our Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the shares is often volatile, and you may not be able to buy or sell your shares when you want to.

We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

We may pursue opportunities to grow our business through joint ventures, strategic alliances, acquisitions, or investment opportunities, following the Offering. However, there can be no assurance that we will be able to obtain additional funding on terms that are acceptable to us or at all. If we are unable to do so, our future plans and growth may be adversely affected.

An issue of Ordinary Shares or other securities to raise funds will dilute Shareholders’ equity interests and may, in the case of a rights issue, require additional investments by Shareholders. Further, the issue of Ordinary Shares below the then prevailing market price will also affect the value of the Ordinary Shares then held by investors.

Dilution in Shareholders’ equity interests may occur even if the issue of shares is at a premium to the market price. In addition, any additional debt funding may restrict our freedom to operate our business as it may have conditions that:

●	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

The volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to be more expensive in the future. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability, and reducing our financial flexibility if we take on additional debt financing.

Investors may not be able to participate in future issues or certain other equity issues of our Ordinary Shares.

In the event that we issue new Ordinary Shares, we will be under no obligation to offer those Ordinary Shares to our existing Shareholders at the time of issue, except where we elect to conduct a rights issue. However, in electing to conduct a rights issue or certain other equity issues, we will have the discretion and may also be subject to certain regulations as to the procedures to be followed in making such rights available to Shareholders or in disposing of such rights for the benefit of such Shareholders and making the net proceeds available to them.

Accordingly, certain Shareholders may be unable to participate in future equity offerings by us and may experience dilution in their shareholdings as a result.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Ordinary Shares for return on your investment.

Subject to the Cayman Islands laws and our Amended and Restated Memorandum and Articles, our Board of Directors has complete discretion as to whether to distribute dividends. In addition, our Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Any of these factors could have a material adverse effect on our business, financial position, and results of operations, and hence there is no assurance that we will be able to pay dividends to our Shareholders after the completion of the Offering. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value in the future or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. As a result, we do not expect to pay any dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

If we fail to meet applicable listing requirements, NYSE American may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of NYSE American in the future. If we fail to comply with the applicable listing standards and NYSE American delists our Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Ordinary Shares will be listed on NYSE American, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on NYSE American, our securities would not be covered securities, and we would be subject to regulations in each state in which we offer our securities.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance, and other expenses as a result of being a public company. Laws, regulations, and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and NYSE American, will significantly increase our costs as well as the time that must be devoted to compliance matters. We expect that compliance with these laws, rules, regulations, and standards will substantially increase our expenses, including our legal and accounting costs, and make some of our operating activities costlier and more time-consuming. These new public company obligations also will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules, regulations, and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our Board of Directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance, and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Shares, fines, sanctions and other regulatory actions and potential civil litigation.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to produce accurate financial statements in time or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal disclosure controls and procedures over our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we will file with the SEC will be recorded, processed, summarized, and reported within the time periods and as otherwise specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal Executive Officers and financial officers. We are also continuing to improve our internal controls over financial reporting.

Ensuring that we have effective disclosure controls and procedures and internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. Our internal control over financial reporting are a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal controls over financial reporting issued by our Independent Registered Public Accounting Firm. During our evaluation of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such a date that a private company is otherwise required to comply with such new or revised accounting standards. The extended transition period provision only applies to companies preparing financial statements under U.S. GAAP. Because we prepare our financial statements in accordance with IFRS, we are unable to take advantage of the aforementioned provision. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, Directors, and principal Shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our Shareholders may not know on a timely basis when our officers, directors and principal Shareholders purchase or sell our Ordinary Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE American rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors and Major Shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE American rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer, and accounting, reporting, and other expenses in order to maintain a listing on a U.S. securities exchange.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are entitled to rely on a provision in NYSE American’s corporate governance rules that allows us to follow Cayman Islands law for certain corporate governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from the corporate governance requirements applicable to U.S. companies listed on NYSE American, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards.

Currently, we do not intend to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject United States investors in the Ordinary Shares to significant adverse U.S. federal income tax consequences.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — Material Income Tax Considerations — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” for further information. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

We have broad discretion in the use of the net proceeds from the IPO and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds” and in such order of priority as our management may determine in its discretion, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from the IPO, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

We may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; (v) our clients and our employees, (vi) us and our Major Shareholders and their controlling entities, or (vii) our dealer-shareholders and our other shareholders. As we expand the scope of our business and our client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest, including a procedure for presenting potential conflicts of interest to the audit committee of our Board of Directors. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family or close friend(s) or business associate(s)) interferes, or even appears to interfere, with the interests of our company as a whole. A conflict of interest can arise when an employee, officer, or director (or a member of his or her family or a close friend(s) or business associate(s)) takes actions or has interests that may make it difficult to perform his or her work for our Company objectively and effectively. Conflicts of interest also arise when an employee, officer, or director (or a member of his or her family or close friend(s) or business associate(s)) receives improper personal benefits as a result of his or her position in our Company.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from our audit committee. All other employees are required to approach our Chief Executive Officer or our Chief Financial Officer if they have any questions about reporting a suspected conflict of interest.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

Investors may have difficulty enforcing judgments against us, our directors and management.

The Company is incorporated under the laws of the Cayman Islands and a majority of our Directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our Directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Act (Revised) (the “Companies Act”) and the common law of Cayman Islands. The rights of shareholders to take action against our directors, action by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our Directors have discretion under our Amended and Restated Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our Shareholders, but are not obliged to make them available to our Shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our Board or controlling shareholders than they would as public Shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital and Governing Documents — Differences in Corporate Law.”

Cayman Islands’ economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” conducting a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our Company. There are nine designated “relevant activities” under the ES Act, and for so long as our Company is carrying on activities which falls within any of the designated relevant activities, it shall comply with all applicable requirements under the ES Act. If the only business activity that the Company carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, our Company is a “pure equity holding company” and will therefore only subject to the minimum substance requirements, which require us to (i) comply with the all applicable requirements under the Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

Our history spans several pivotal milestones, propelling the company to the forefront of software development and autonomous robotics. Since its establishment in 2014, we have been committed to delivering innovative solutions tailored to the needs of government entities and large real estate developers.

In 2014, Micropolis Dubai, a free zone company with limited liability organized pursuant to the laws of the Dubai Technology & Media Free Zone Private Companies Regulations 2003 under the laws of the Emirate of Dubai, emerged as a prominent software development company, focusing on leveraging cutting-edge graphic engines to create advanced software solutions. Its primary clientele included government entities and large real estate developers seeking to optimize their operations through technological advancements.

In 2018, Micropolis Dubai developed a groundbreaking software demo called Microspot for the Dubai Police. Microspot utilized a 3D environment technology for crime detection and identifying potential suspects. Such 3D environment technology is an intelligent digital model based on geometric and 3D scanned point cloud scenes, demographic, mobility, and other elements addresses the complexity of the monitored area, enabling Dubai Police operators to work in a systemic approach to collaborate around the common referential that allows them to simulate the evolutions of different areas in one platform.

Building upon the success of Microspot, we continued to pioneer advancements in the field of AMRs. In 2020, we achieved a significant milestone by successfully developing our first AMR. This accomplishment garnered attention and support from local investors, securing seed funding that facilitated further research and development.

In 2021, Mindrock Capital, a San Francisco-based investment firm, provided additional seed funding to us. This infusion of capital enabled Micropolis to accelerate its progress, leading to the creation of two remarkable AMR prototypes, named M1 and M2, respectively. These prototypes were specifically designed to function as unmanned police patrols, revolutionizing law enforcement practices.

During late 2022 to early 2023, the Company entered into two pivotal contracts.

The first contract involved a collaboration with QSS Robotics to develop customized AMR robots catering to the specific needs of the Saudi market. This partnership allowed the Company to expand its reach and further establish itself as a global leader in autonomous robotics.

Simultaneously, the Company secured another significant contract with the Dubai Police to advance the development of the M1 and M2 autonomous police patrols. This strategic partnership reaffirmed the Company’s commitment to creating state-of-the-art solutions for law enforcement agencies, enabling them to enhance public safety and security.

Operating on a business model that emphasizes collaboration and shared R&D, Micropolis strategically opts for client-specific funding as a means to avoid share dilution. We have formalized this approach through an investment agreement with Future General Trading to finance the final phase of our Dubai Police Autonomous Patrols project. As part of this agreement, Future General Trading will receive 25% of the sales margin in perpetuity. Additionally, they will hold a 50% ownership stake in the intellectual properties associated specifically with the electronic control units for this project, as well as a 25% ownership stake in Microspot.

On March 6, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Network1 Financial Securities, Inc. (the “Underwriter”), relating to the Company’s initial public offering (the “IPO”) of 3,875,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), for a price of $4 per share. The Company also granted the underwriters a 45-day option to purchase up to 581,250 additional Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO.

On March 10, 2025, the Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276231) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2023, as amended, and declared effective by the SEC on March 6, 2025. 3,875,000 Ordinary Shares were sold at an offering price of $4 per share, generating gross proceeds of $15.5 million to the Company, before underwriting discounts and other offering expenses. The IPO was conducted on a firm commitment basis. The Ordinary Shares were approved for listing on NYSE American LLC and commenced trading under the ticker symbol “MCRP” on March 7, 2025. On March 10, 2025, the Company also issued warrants to the Underwriter and its designees, which are exercisable during the period commencing from March 10, 2025, and expiring five years from the commencement of sales of the Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of 232,500 Ordinary Shares at a per share price of $5 (the “Underwriter’s Warrants”).

4.B. Business Overview

Micropolis Digital Development FZ-LLC (“Micropolis Dubai”), our wholly-owned subsidiary, is a robotics manufacturer founded in 2014, based in the United Arab Emirates (“UAE”) with its headquarters located in Dubai Production City, Dubai, UAE. We specialize in developing autonomous mobile robots (“AMRs”) that utilize wheeled electric vehicle (“EV”) platforms and are equipped with autonomous driving capabilities.

As part of our product offerings, we integrate application-specific pods that serve as the primary purpose of a robot. These pods are designed to accommodate various functionalities, including surveillance cameras, road sweepers, logistics compartments, as well as collaborative robots (cobots) intended for direct human-robot interaction.

Collaboration-based Business Model

Our business is collaboration-based. In collaboration with our customers and partners, we are actively engaged in the development of cutting-edge technologies that aim to bring enhancements in security, logistics, and surveillance operation management. We have established a strong track record of successful partnerships with local governments and real estate developers. Our work with the Dubai Police is a prime example of this ongoing effort; they are playing an essential role in the creation of “Microspot,” which is an AI-powered security software we are currently developing. In particular, the Dubai Police have assembled a team to assist us in shaping the Microspot software, providing crucial insights into police operations and supplying dummy data for data science and machine learning. This partnership has not only facilitated us in navigating regulatory complexities but also provided invaluable support in testing and validating our products. Further, we have partnered with Dubai Police to develop self-driving security patrolling vehicles that enhance security surveillance operations, to help reduce crime through security deterrence.

We are also working closely with the Road and Transportation Authority in Dubai, UAE (“RTA”) through Dubai Police Innovation Lab. RTA is aiding us by designating the Jumeirah 1 area in Dubai as a safe testing environment for our autonomous driving system, which is still in development as of the date of this report. RTA is also supplying high-definition maps of the area and data that will be essential in shaping the autonomous driving system.

Furthermore, our ongoing partnership with The Sustainable City in Dubai is proving invaluable, as they provide us with both high-definition city mapping and a living lab within their residential community for testing and validation. This collaboration allows us to work within a real-life environment to iteratively refine our autonomous driving features.

Further, we have also worked with The Sustainable City in Dubai to develop autonomous community delivery robots that are able to autonomously deliver goods within their assigned territory, making urban and sub-urban logistics more cost effective and energy preserving.

Additionally, we have developed a surveillance robot for the ministry of interior in Saudi Arabia through our Saudi local partner Quality Support Solutions Limited (“QSS Robotics”), equipped with pan-tilt-zoom (“PTZ”) surveillance camera and a drone launcher.

Together, these strategic collaborations underscore our dedication to the continuous development and refinement of our technological offerings, recognizing that our products are works in progress, with exciting potential for future growth and innovation. We continually strive for innovation and excellence, aiming to provide our clients with cutting-edge solutions designed to drive growth, streamline processes, and meet the evolving demands of the modern world.

UAE-focused

We operate in the GCC region, with a focus on the UAE and Saudi Arabia. The robotics industry in the UAE and Saudi Arabia is rapidly growing, with governments committing significant resources to technological advancement. Furthermore, Dubai, a hub for technological innovation in the region, presents a unique opportunity for the Company. With a robust portfolio of AMRs and a strong track record of successful partnerships with local governments, the Company is poised to take advantage of the growing demand for innovative robotics solutions in the Middle East.

Our flagship products are customized AMRs that can operate without the need for human intervention. These robots can be used in a wide range of industries, including security, hospitality, real estate, retailing, city cleaning, and logistics. The robots can be equipped with advanced sensors, machine learning algorithms, and computer vision technology that enable them to navigate complex environments, avoid obstacles, and interact with humans.

Our Products and Services

We specialize in the development and integration of AMRs, operating software, and electronic control units and power storage units. Our extensive product offerings are organized into three main categories:

A.	AMRs: Our AMRs are engineered with precision and tailored to meet diverse requirements. They are composed of two main parts:

1.	Mobility Specific Platform: Available in two sizes — M01 and M02.

●	M01: This EV robot, weighing 900KG, has the ability to traverse open streets at a limited speed of 47KM/h with up to 8 hours of continuous operation. Designed for tasks demanding heavy loads and long distances, it currently does not facilitate passenger transport. However, we foresee the opportunity to expand its functionality into a shuttle bus in the future.

●	M02: Using a similar control and drive system to M01, weighing 350KG, it offers up to 8 hours of continuous operation. Scaled to the size of a golf cart, M02 is optimized for driving within gated communities and internal roads, making it ideal for surveillance, logistics, and community utility services.

Both platforms are integrated with our proprietary electronic control units and power storage units.

2.	Application-Specific Pods: These customized components, mounted on the upper part of the robot, cater to various client needs, ranging from logistics compartments and drone launch pads to surveillance cameras or waste dump compartments.

B.	Operating Software: Our software suite is segmented into three distinct categories:

●	Autonomous Driving Software: This Level 3 autonomous driving system (Conditional Driving Automation) allows users to manage fleets of AMRs from an operational room with real-time streaming service. Level 3 autonomous driving system refers to driving system that has “environmental detection” capabilities and can make informed decisions for themselves, such as accelerating past a slow-moving vehicle. Level 3 autonomous vehicles have a feature known as “Conditional Automation,” which allows the vehicle to manage all aspects of driving, including monitoring the environment. The human driver must still be present and capable of taking control through a tele driving system or remote control from an operation room, but is not required to pay attention at all times. The vehicle will handle situations by itself but will prompt the human driver to take over if it encounters a scenario it cannot navigate. Its development leverages a model-based methodology that encompasses sensing, perception, and decision-making, with features such as lane detection, path planning, obstacle avoidance, and sensor fusion.

●	Fleet Mission Planner: This custom software aids operators in mission planning, path management, and performance monitoring. Its functionality extends to communication, real-time streaming, maintenance feedback, and software debugging.

Mission Planner

Mobile

Tablet Remote Controller

Full rover controller with cameras stream.

Chestnut St
ONE WAY

Battery
100%
08:34 hrs
75%

Chestnut St
ONE WAY

Full Control

Full rover controller with cameras stream.

Extended Control

Rover controller with external camera stream.

Diagnostics

Rover controller with external camera stream.

Battery
75%
100%
08:34 hrs

●	User Bespoke Software Development Service: We offer customized software solutions for customers, integrating additional robot functionalities with existing systems to ensure cost-effectiveness and seamless deployment. For example, Microspot is an AI-powered security system developed in collaboration with Dubai Police, encompassing facial recognition, behaviour analysis, automatic number-plate recognition, suspect matrix, and criminal logic, aimed at reducing crime and aiding in criminal investigations. We have entered into an investment agreement with Future General Trading FZE (“Future General Trading”) to complete Dubai Police Autonomous Patrols, a project collaborated between the Company and Future General Trading. In return for funding, Future General Trading will receive a portion of sales margins and ownership stakes in specific intellectual properties related to Dubai Police Autonomous Patrols project. Additionally, Dubai Police will own 100% of the design IP and 50% of the security software “Microspot.”

●	Instead of raising capital by issuing more shares of the Company, which would dilute existing shareholders’ ownership stakes, Micropolis chooses to get funding directly from clients. This allows the company to keep its equity intact. For example, we have formalized this approach through an investment agreement with Future General Trading to finance the final phase of our Dubai Police Autonomous Patrols project. In return for their financial support, Future General Trading will get a continuous in perpetuity 25% share of the sales margin generated from this project. Additionally, Future General Trading will also own 50% of the intellectual property rights related to the electronic control units that are a part of this project. (The ownership of the intellectual properties associated with electronic control units does not include the company’s standard control units, which are owned 100% by the Company). Along with the stake in the electronic control units, Future General Trading will also own a 25% stake in Microspot, which is a software related to this specific project.

C.	Electronic Control Units and Power Storage Units: Our in-house-developed control units and power storage solutions serve as the driving force behind our AMRs, providing energy-efficient and reliable performance.

1.	The Micropolis Robotics Controller Unit (“MRCU”) is an innovative and advanced electronics board designed to serve as a centralized control unit for a wide range of robots, including AMRs and EVs. We designed the MRCU in response for the need for a comprehensive, high-performance, and reliable control system to govern various robotic applications efficiently.

We believe the MRCU addresses the challenges faced in controlling robots by providing a single, highly capable board that integrates multiple components and technologies essential for robotics and automotive applications. It offers centralized control, simplifying the design and implementation of robotic systems, and streamlining the development process.

Key Advantages of the MRCU:

a.	Comprehensive Robot Control: The MRCU integrates multiple functions necessary for controlling robots, including sensor management, motor control, actuators, communication interfaces, and power regulation. This consolidation streamlines the design and implementation process for robotic systems.

b.	High-Performance Microcontroller Setup: The MRCU features dual Cortex M7 and Cortex M4 microcontrollers, offering real-time capabilities and efficient processing. This enables precise and responsive control of robotic movements, essential for safety and accuracy.

c.	Cutting-Edge Component Selection: The MRCU incorporates modern integrated circuits (ICs) designed for automotive applications with functional safety classes. These components ensure reliable and robust operation, critical for industrial and automotive environments.

d.	Enhanced Wireless Security: The inclusion of UWB (Ultra-Wide Band) technology for wireless key communication provides secure and reliable access control for AMR robots, enhancing their overall security and preventing unauthorized access.

e.	Diverse Communication Interfaces: The MRCU supports multiple automotive Controller Area Network (CAN) Bus and Local Interconnect Network (LIN) Bus interfaces, enabling seamless communication with various components and devices within the robotic system.

f.	Sensor Integration: The board accommodates up to 18 pins for connecting Hall sensors or encoders, facilitating precise position sensing and feedback for motor control and navigation.

g.	Flexible Power Management: The MRCU incorporates five different types of buck and linear regulators to efficiently distribute power to the various components, minimizing power losses and optimizing energy consumption.

h.	Redundant Backup System: The MRCU features a backup system that automatically switches to backup mode in case of system faults or power failures, ensuring continuous operation and fault tolerance.

i.	Real-Time Operating System (RTOS): The board operates on an RTOS, providing outstanding capabilities for real-time applications like robotics, ensuring timely execution of critical tasks.

j.	High Current Motor Control: The MRCU includes four DC motor controllers with TLE9201SG, capable of controlling motors with 6A output current and voltage of 24V and 12V, suitable for driving powerful robotic motors.

k.	Extensive Connectivity: The MRCU incorporates built-in USB type-C Hub, CAN Bus, LIN Bus, I2C, UART, SPI, and GPIO interfaces, enhancing its compatibility with various peripherals and devices.

l.	Automotive-Grade Components: The MRCU utilizes automotive-grade connectors and high-current pins (up to 15 amps each), ensuring robustness and reliability in demanding industrial and automotive applications.

m.	Intelligent Battery Management: The MRCU includes a high-voltage comparator to monitor the battery state, enabling efficient battery management and control of the main relay.

n.	Open for Future Expansion: The MRCU is designed with configurability in mind, providing configuration pins for controlling four high-current BLDC motor controllers, allowing future expansion and adaptability to different robot configurations.

2.	The Smart Power Distribution Unit (“SPDU”): designed to address the challenges present in battery-based systems, i.e. efficient energy utilization.

Ensuring prolonged device functionality. The primary features and advantages of our innovative SPDU are as follows:

a.	DC/DC Management: The SPDU employs advanced DC/DC management techniques, enabling optimal conversion and distribution of power within the system. This results in enhanced energy efficiency and extended battery life.

b.	Smart Power Switching: Our invention incorporates intelligent power switching capabilities, allowing seamless transitions between power sources and devices. This ensures continuous operation and eliminates wasteful power usage.

c.	Loads Individual Monitoring (Voltage and Current): The SPDU is equipped with sophisticated monitoring mechanisms that oversee the voltage and current levels of individual loads. This enables real-time tracking and effective management of power consumption.

d.	Smart Cooling System (Air Flow/Liquid Coolant): To prevent overheating and maintain optimal operating temperatures, the SPDU is outfitted with a smart cooling system. This system utilizes both air flow and liquid coolant to efficiently dissipate heat from critical components.

e.	Standard Automotive Connection Interfaces (CAN/LIN) for Monitor and Control: The SPDU features standard automotive connection interfaces such as CAN and LIN. These interfaces facilitate seamless integration, monitoring, and control within automotive systems.

f.	Memories for Logging Data of Consumption: Built-in memories within the SPDU capture and store crucial data related to power consumption. This information can be utilized for performance analysis, system optimization, and diagnostics.

g.	Auxiliary Battery with UPS System: To ensure uninterrupted power supply, the SPDU incorporates an auxiliary battery equipped with an Uninterruptible Power Supply (UPS) system. This feature safeguards critical functions during power fluctuations or outages.

h.	Automotive Generic Fuses: The SPDU integrates automotive generic fuses, enhancing safety and protection against overcurrent conditions. These fuses prevent potential damage to the system and connected devices in case of losing control.

Our Product Portfolio

Our product portfolio is focused on the collaborative development of innovative AMRs, specifically tailored to meet the unique needs within the security and community service sectors. Utilizing two distinct types of mobility-specific platforms, we are actively partnering with our customers to create three unique robot models. These ongoing collaborative projects underscore our commitment to working closely with customers to develop pioneering solutions designed to enhance community safety and service efficiency.

Base Technology — Wheeled EV Platforms

We developed wheeled EV platforms with autonomous driving capability, which we call our “Base Technology.” Our Base Technology is a revolutionary development in the field of EV robotics, providing a platform for autonomous driving that can be customized to meet specific operational needs. With the M01 and M02 platform types, the Company offers flexibility and agility in design, enabling it to provide automated solutions through AI engines, back-end applications, and user interfaces. We believe that the Base Technology has the potential to reduce operational costs and increase efficiency, making it an attractive option for a range of industries, from logistics to transportation. The Company’s ability to design and manufacture robotic functionality on top of the Base Technology for each operation is a unique selling point that sets it apart from competitors in the market.

Furthermore, we believe that the Base Technology has the potential to revolutionize the way we think about transportation, providing a sustainable and cost-effective solution for urban mobility. With its autonomous driving capability, we believe the technology has the potential to reduce accidents caused by human error, lower carbon emissions, and improve traffic flow. As the world shifts towards a more sustainable future, the Company’s Base Technology is well-positioned to capitalize on this trend and become a key player in the future of mobility.

Self-driving Security Vehicles

The Company’s self-driving security vehicles are an innovative solution to the increasing problem of crime in urban areas. By partnering with Dubai Police, the Company has developed two different types of self-driving and self-controlled robotic security patrols that can be deployed in high-crime areas. We believe these patrols will provide a visible deterrent to criminals, increasing the efficiency of security monitoring operations and contributing to Dubai Police’s objective of reducing crime. The larger model, simulating the movement of SUVs, is designed for patrolling larger areas, while the smaller size vehicle can safely navigate residential and commercial complexes with narrow roads.

With the rise of smart cities and the increasing adoption of autonomous technology, the Company’s self-driving security vehicles are well-positioned to meet the needs of law enforcement agencies around the world. The vehicles’ ability to navigate complex urban environments and provide a visible security presence is an attractive proposition for cities looking to improve public safety. The Company’s partnership with Dubai Police is also a strong endorsement of its technology, providing a solid foundation for future growth and expansion into other markets.

Community Delivery Robots — the Canari

The Company’s Canari autonomous delivery vehicle is a game-changing solution for urban and sub-urban logistics. Developed in partnership with The Sustainable City in Dubai, the Canari is able to autonomously deliver goods within its assigned territory, thereby reducing the cost of delivery and energy consumption. With the ability to carry residents’ orders/packages from the store to their houses, the Canari is set to revolutionize the way we think about last-mile delivery. Its advanced technology, including facial recognition cameras and app-based authorization, is designed to ensure secure and efficient delivery of goods.

We believe the Canari has the potential to disrupt the traditional delivery model, providing a cost-effective and sustainable solution for urban and sub-urban logistics. Its ability to operate autonomously, reduce traffic congestion, and lower carbon emissions makes it an attractive proposition for cities looking to improve the efficiency and sustainability of their logistics operations.

Remote Inspection System Robots

The Company’s remote inspection system robots are a groundbreaking solution to the logistical challenges faced by Dubai Customs. With the expectation to be able to reduce working hours and save on transportation and related logistical operations, the system is set to revolutionize the inspection process. The robot’s differential steering system, which is controlled remotely by customs inspectors from an operation room, is equipped with a PTZ FHD camera that can rise up to 3 meters above the ground level, a drone base for reaching higher shelves, a small X-Ray scanner, and a high-resolution screen with real-time live streaming.

Our Competitive Strengths

We are pioneers in the realm of robotics and AI, revolutionizing industries with our innovative solutions. Our Company is driven by a relentless pursuit of excellence, specializing in the development of mobility-specific AMR platforms and application-specific robotic pods. What sets us apart is our exceptional ability to develop custom automotive-grade mechanical systems, electronic control systems, and power storage and electrical systems. With end-to-end control over the technology development process, we ensure unrivaled quality, reliability, and performance in every aspect of our solutions.

We believe our main competitive strengths are as follows:

In-house R&D and Prototyping Facilities. Our in-house R&D and prototyping facilities are critical for our autonomous robotics business. By having the ability to design and develop core products in-house, we can effectively control quality standards and customize our products to meet specific customer needs. Our facilities allow us to quickly respond to changing market demands in a rapidly evolving industry. We intend to continue to invest in R&D and prototyping to remain at the forefront of technological advancements in the field, allowing us to develop new products and be competitive.

Innovation and Customization. Our focus on innovation and customization is essential in the design and manufacturing of our autonomous robotics products. We understand that each customer has unique needs, and we work closely with our customers to develop customized solutions that meet those needs. By doing so, we differentiate ourselves from our competitors, providing a unique value proposition to customers. Our commitment to innovation also ensures that our products remain technologically advanced, making them more attractive to customers who require the latest technology to operate efficiently. As the industry evolves, our innovation and customization focus will be vital in maintaining our position as one of the key players in the field of autonomous robotics.

Working with Government entities. Our partnerships with government entities allow us to have access to the latest technologies and provide valuable insights into industry trends and customer needs. Working with government entities also enables us to understand their requirements, which we believe can help us secure contracts and partnerships in the public sector. Furthermore, by leveraging these partnerships, we can position ourselves as a trusted provider of innovative autonomous robotics solutions, which can help us win new business.

Mobility-Specific AMR Platforms. Our mobility-specific AMR platforms serve as the backbone of automation in various industries. These platforms are meticulously designed to optimize navigation, adaptability, and reliability in dynamic environments. Equipped with cutting-edge sensors, advanced mapping capabilities, and intelligent decision-making algorithms, our AMRs seamlessly integrate into existing workflows, enabling autonomous movement and efficient task execution.

Application-Specific Robotic Pods. We offer application-specific robotic pods customized to address specific industry needs for different industries. These pods can be customized to perform tasks such as material handling, warehouse logistics, order fulfillment, and assembly line automation. By leveraging our expertise and technologies, businesses can achieve unparalleled levels of precision, accuracy, and speed in their operations.

Bespoke Software Powered by AI. We go beyond hardware solutions by offering bespoke software that harnesses the power of artificial intelligence. Our AI-powered software enables seamless communication and coordination between our AMR platforms, robotic pods, and existing infrastructure. Through sophisticated algorithms, machine learning, and real-time data analysis, our software optimizes operational workflows, predicts maintenance needs, and enhances decision-making processes, ultimately driving efficiency and maximizing productivity.

Customization and Integration. We emphasize customization and integration in our services. Our team of experts works closely with customers to understand their specific needs and design solutions that seamlessly integrate with their operations. Whether it is adapting our AMRs to specific environments or developing custom software modules, we ensure a tailored solution that maximizes value and minimizes disruption.

Comprehensive Support and Services. We pride ourselves on providing end-to-end support and services to our clients. From the initial consultation and deployment to ongoing maintenance and updates, we are dedicated to ensuring a seamless experience. Our comprehensive services include installation assistance, training programs, technical support, and regular performance evaluations. We are committed to building long-term partnerships with our clients and supporting their growth and success.

Future-Proof Solutions. We aim to always be positioned at the forefront of research and development in robotics and AI, continuously exploring emerging technologies and industry trends. We are devoted to staying agile and adaptable, enabling us to provide future-proof solutions that can scale and evolve alongside our clients’ businesses. By partnering with us, clients gain access to the latest advancements in automation and AI, ensuring they stay ahead in a rapidly changing landscape.

Our Business Strategies and Future Plans

Our business strategies and future plans are as follows:

Increasing Market Share: To capture a larger market share, the Company intends to strategically target market segments that align with its capabilities r. The Company intends to focus on industrial automation, healthcare robotics, and consumer robotics, where it believes it has a competitive advantage. The Company plans to develop products that are tailored to these specific market segments, offering unique and differentiated solutions. The Company intends to invest in marketing and sales efforts to promote its products and build brand recognition in these markets.

Developing Sophisticated Product Roadmap: To develop a sophisticated product roadmap, the Company plans to conduct market research to understand the needs and preferences of its target market. Based on this research, the Company intends to then develop a product development plan that outlines the features, functionality, and design of its robotic solutions. The roadmap will be aligned with the Company’s mission, target market, and technological capabilities, ensuring that it can deliver high-quality products that meet the needs of its customers. The Company plans to also regularly update its roadmap to reflect changing market conditions and technological advancements.

Investing in Research and Development: To stay at the forefront of technological innovation and meet the evolving needs of its target market, the Company intends to invest in research and development. The Company plans to collaborate with universities, research institutions, or other companies to develop new technologies and applications. The Company intends to prioritize innovation in its internal R&D efforts, continually exploring new ideas and pushing the boundaries of what is possible in the robotics industry. By investing in R&D, the Company is striving to deliver cutting-edge solutions that meet the needs of its customers.

Building Partnerships and Alliances: To expand its market reach and leverage complementary strengths and expertise, the Company will form strategic partnerships and alliances with other organizations. The Company will identify partners that share its values and have complementary capabilities, such as government departments, suppliers, integrators, or distributors. These partnerships will enable the Company to reach new customers and markets, accelerate product development, and reduce costs through shared resources. The Company will prioritize building long-term relationships with its partners, based on mutual trust and respect.

Managing the Supply Chain: To ensure the timely and cost-effective delivery of its products and services, the Company will manage its supply chain effectively. This will involve strengthening in-house production, sourcing components from multiple suppliers to reduce reliance on any one supplier, managing inventory to ensure that it can meet customer demand without carrying excessive stock, and optimizing logistics and distribution to minimize shipping costs and delivery times. By managing its supply chain effectively, the Company can ensure that it is delivering high-quality products and services to its customers in a timely and cost-effective manner.

Maintaining a Strong Brand and Reputation: To maintain a strong brand and reputation, the Company will focus on providing high-quality products and services, excellent customer service and support, and effective communication with its customers and stakeholders. The Company will maintain a consistent and distinctive visual identity that reflects its values and mission. The Company will also regularly engage with its customers and stakeholders through social media, events, and other channels, building strong relationships and promoting brand loyalty. By maintaining a strong brand and reputation, the Company can differentiate itself from its competitors and build long-term customer loyalty.

Marketing and Public Relations: Currently our marketing efforts are only limited to publications on social networks and promotion through influencers, as we mainly leveraged relationships with our prominent partners like Dubai Police to increase our brand awareness and showcased our products in various events. Going forward, we intend to hire professional branding and marketing agency to articulate our brand narrative consistently on a global scale and penetrate broader market segments. We plan to allocate our marketing budget as follow: (a) 35% to marking our presence in both regional and international technology trade events, (b) 40% to crafting high-caliber content for social media and leading technology channels globally, including collaborations with influential tech personalities and the execution of regular social media campaigns to highlight the capabilities and applications of our M01 and M02 products, (c) 18% towards developing a robust PR strategy and calendar, aimed at showcasing our thought leadership, engaging with mainstream media, relevant tech blogs and news outlets, and (d) 7% for the development of targeted sales programs in collaboration with Dubai Police and QSS Robotics, focusing on specific customer segments and cover expenses related to sales kits, pilot projects, demos, and necessary travel expenses.

Our Major Customers

The Company is currently a somewhat pre-revenue organization since most of our existing projects with our customers are collaborative in nature and we do not anticipate earning substantial revenues until such time as we enter into commercial production of our robotics, which is expected to be by the second quarter of 2025. For the year ended December 31, 2023, we recorded a revenue of US$157,153 related to the project with QSS Robotics. For the year ended December 31, 2024, we recorded US$35,415 of revenue which includes revenue from the sale of scrap items.

We only started to produce our first robots in January 2023. As of the date of this report, we have achieved the milestone of producing 17 robots which are pre-ready for delivery and going through different testing and quality control. Each sale represents a collaborative development project, focused on addressing unique operational challenges or augmenting specific client functions.

Our Major Suppliers

		Percentage of total purchases (%)
Supplier	Product or service supplied	For the year ended December 31, 2024	For the year ended December 31, 2023
ATAD International General Trading	Machines and equipment	0%	2%

Phillips Machine Tools India Pvt Ltd	Machines and equipments	0%	2%
Creative Colors Design	Fit out Supplier	0%	27%
L V L TECH GENERAL TRADING	Machines and equipment	26%	0%
MAXPLUS Advertising LLC	Marketing & Advertising	5%	0%
DMGE Exhibitions Organization	Marketing & Advertising	6%	0%
TAAD LLP	Audit	22%	0%
Others	Parts & Services Suppliers	41%	69%
Totals		100%	100%

Except for the service agreement we entered into with Siemens Industry Software SA (Pty) Ltd (“Siemens”) (the major terms of which are summarized below), we do not have supply contracts with our suppliers and would execute purchase orders from time to time on an as-needed basis. The purchase orders would typically state the component we are purchasing, the unit price and the total purchase price. We would pay in advance and the suppliers would deliver the components to us as soon as possible after execution of the purchase order, ranging from one working day to more than five weeks. Since our business is collaboration-based and each of our robotics is customized to meet our partners’ needs, we expect to have a limited number of suppliers in the future once we start to generate substantial revenue. Given that our business will depend on a few suppliers, any changes in the relationships with these future customers and suppliers, such as the loss of a major client or reduced orders, could significantly impact our financial stability and growth prospects. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major suppliers.

We entered into a professional services agreement with Siemens, a global leader in engineering solutions and our largest supplier in May 2023 (the “Siemens Agreement”). The Siemens Agreement does not stipulate the quantity or types of deliverables but instead, Siemens would provide services and produce deliverables to us as stated in statements of work. Services provided by Siemens would be invoiced monthly and we are required to pay the fees within 30 days of the invoice. Siemens will own all intellectual property rights related to deliverables developed by Siemens whilst we will own all intellectual property rights related to deliverables to the extent that such deliverables consist of our pre-existing material. Moreover, we are granted a perpetual, royalty-free, non-transferrable and non-exclusive license to use the deliverables delivered to us by Siemens under the statements of work pursuant to the Siemens Agreement. Siemens has sole discretion regarding the assignment of its personnel and is responsible for all compensation and other employment benefits of such personnel; whilst we are responsible for making facility access, office space, and communication services available to Siemens if Siemens is required to perform the service at the our location, and for ensuring Siemens has the rights to use any third-party software or intellectual property made available to Siemens as necessary for the performance of the services. The Siemens Agreement does not stipulate a definite duration and will remain in effect until terminated by either party by providing a 30 days prior written notice to the other party. As at the date of this report, we had only one statement of work under the Siemens Agreement. Pursuant to such statement of work, Siemens will provide, among others, the following services to us in connection with the Autonomous Navigation Project the primary goal of which is to develop autonomous navigation software: providing a dedicated project engineer, implementing infrastructure needed to support the software development, performing survey to generate technical specifications, developing system documentation to enable the generation of system and software architecture, performing sensor coverage analysis, etc.

We prioritize sourcing common components and equipment such as sensors actuators, as well as certain computer parts for our products and research and development through suppliers like Nvidia and Siemens, who are known for their market leadership, reliability, and diverse product offerings. As we develop the majority of our components in-house, sourcing components from trusted suppliers helps us to mitigate the risks associated with over-reliance on external sources. We also ensure that our components are readily replaceable with alternative offerings from different suppliers to mitigate risks associated with over-reliance one external resources.

We are enrolled in the NVIDIA Inception Program, a free-to-enroll program that affords us and others enrolled in the program preferential access to crucial hardware components like Graphics Processing Units (GPUs) and NVIDIA AJX Orin processors. This allows us to be at the forefront of technological advancement, ensuring our AMRs are outfitted with the latest available processing capabilities.

Manufacturing our robots require hundreds of different components. Therefore, we procure such components from different suppliers on an as-needed basis by executing purchaser orders. Set forth below are examples of the components we need for our robots:

●	For our microcontroller needs, we source electronics components from STM and Infineon, both of which are well-established American companies with a significant presence in the global market. In our selection process, we prioritize microcontrollers that are not only industry-standard but also readily available in mass production. This approach mitigates the risks associated with supply chain disruptions and ensures the consistency of our end products.

●	In regards to sensor technology, we have focused on sourcing components from market leaders like Velodyne and Ouster for the supply of our lidar systems. We focus on market leader suppliers in order to maintain a reliable and uninterrupted supply chain, safeguarding our ability to maintain production levels even in volatile market conditions.

●	Regarding actuators and Brushless DC (BLDC) motors, we are confident in the availability and variety of these components, as they are conventional technologies with a saturated market. This abundance of options allows us to be selective, ensuring that we incorporate only the most reliable and efficient actuators and motors into our AMRs.

Data Collection And Cybersecurity

We prioritize data collection and cybersecurity to drive innovation, enhance product development, and deliver reliable AMR solutions to our valued customers. Our commitment to responsible data practices is central to maintaining trust, ensuring privacy, and safeguarding sensitive information throughout our operations. We do not ngather any personal or corporate data related to identity. Instead, our focus is on processing information pertaining to street layouts and urban infrastructure. Our systems are deployed on our clients’ servers and operate behind their firewalls, maintaining the client’s industry standard of cybersecurity. While the clients retain ownership of this data, we are committed to its protection, working in partnership with our customers to uphold stringent cybersecurity development standards.

Data Collection for Product Development. In the process of developing our AMRs, we collect data to gain valuable insights into customer needs, industry trends, and operational requirements. We analyze anonymized and aggregated data from our robots’ performance, user interactions, and environmental conditions to refine our technologies and optimize their functionalities. By harnessing this data, we continuously improve the efficiency, safety, and adaptability of our robots to cater to diverse market demands.

Data-Driven Manufacturing Processes. Data collection plays a crucial role in our manufacturing processes, enabling us to maintain high-quality standards and optimize production efficiencies. We employ data analytics to monitor and analyze production data, ensuring that each robot meets stringent quality control criteria before deployment. This data-driven approach empowers us to detect and rectify potential manufacturing anomalies promptly, delivering reliable and high-performing robotics products to our customers.

Operational Data for Enhanced Performance. Once deployed, our AMRs generate operational data in real-time, providing valuable performance metrics and insights. We leverage this operational data to monitor the health of our robots, identify areas for improvement, and offer proactive support and maintenance services. The data allows us to respond swiftly to any technical challenges and optimize the performance of our robotics in diverse operational environments.

Cybersecurity Measures to Protect Data. We prioritize the security and privacy of all data collected during the development, manufacturing, and use of our robotics. We have implemented robust cybersecurity measures to safeguard against unauthorized access, data breaches, and potential threats. Our cybersecurity protocols are continuously monitored, updated, and audited to ensure compliance with industry best practices and evolving regulatory standards. For details of cybersecurity risks that we face, please see “Risk Factors — Risks Related to Our Business — As a robotics company operating in a digital era, we face significant cybersecurity risks that could have adverse implications for our business, reputation and stakeholders.”

Data Privacy and Compliance. Respecting data privacy is fundamental to our business ethos. We strictly adhere to data protection regulations and strive to ensure that data is collected and used ethically and transparently. Our customers’ personal data is treated with the utmost confidentiality, and we seek explicit consent for data collection, storage, and usage as required by applicable laws.

Research and Development

Our R&D expenditures for the two years ended December 31, 2023 and 2022 were relatively modest in terms of costs and amounted to US$330,907 and US$185,134 respectively. For the year ended December 31, 2024 the amount of US$531,754 in R&D was reported. The company primarily allocated resources towards our engineering teams for the development of mechanical designs, electrical and electronic units. The majority of these expenses were accounted for as part of our payroll.

Competition

The robotics industry in UAE and the GCC region is growing rapidly. The UAE government is investing heavily in the sector, and there are a number of startups and multinational companies that are developing and commercializing robotics solutions. The main areas of application for robotics in UAE and GCC include:

●	Logistics and transportation: Robots are being used to automate warehouse operations, deliver packages, and even drive taxis.

●	Healthcare: Robots are being used to perform surgery, provide rehabilitation, and deliver medications.

●	Education: Robots are being used to teach students, provide tutoring, and conduct research.

●	Security and defense: Robots are being used to patrol borders, detect explosives, and fight fires.

We believe competition in the robotics industry in UAE and the GCC region is currently mild as the industry is still at an early development stage. However, there are a number of companies that are well-positioned to succeed in this market, including established international robotics companies which wish to expand to the UAE and GCC region, as well as regional startups that are developing innovative robotics solutions. These regional startups are often supported by government initiatives, such as the Dubai Robotics and Automation Program.

In the rapidly advancing world of automation and robotics, the AMR industry is a burgeoning field, particularly within the UAE. Despite being in its early stages in the region, this industry has been attracting significant attention and experiencing substantial demand, fuelled by the UAE government’s encouragement and various market needs. As an early player in this industry, we acknowledge the formative nature of the competitive landscape. The UAE market, although still emerging, presents unique opportunities and challenges, offering an exciting frontier for businesses like ours.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations.

Insurance

Currently we maintain health insurance plans for our employees. Our employee benefit insurance plans are reviewed annually to ensure that our Group has sufficient insurance coverage. Our Directors believe that we have adequate insurance coverage for the purposes of our business operations and we will procure the necessary additional insurance coverage for our business operations, properties, and assets as and when the need arises.

Intellectual Property

Our Group’s intellectual property rights are important to our business and as of the date of this report, the Group has submitted the application for registering the following trademarks:

Trademark	Jurisdiction	Class(1)(2)	Trademark Number	Application No.
Micropolis Robotics	UAE	12	404415	MOE-TM-37-4189696- 20230816
MR-SPDU Max – Micropolis Robotics Power Distribution Unit MRCU	UAE	9	404416	MOE-TM-37-4194350- 20230820TBC
MR-CU Robotic Control Unit SPDU-Max	UAE	9	404417	MOE-TM-37-4194359- 20230820TBC
Microspot-ProtectEVCU – EV Control Unit	UAE	9	404418	MOE-TM-37-4194363- 20230820TBC
MR-EVCUMR-PMU – Micropolis robotic Power Distribution Unit	UAE	9	404419	MOE-TM-37-4194385- 20230820TBC

Notes:

(1)	Class 9: Scientific, nautical, surveying, photographic, cinematographic, optical, weighing, measuring, signaling, checking (supervision), life-saving and teaching apparatus and instruments; apparatus and instruments for conducting, switching, transforming, accumulating, regulating or controlling electricity; apparatus for recording, transmission or reproduction of sound or images; magnetic data carriers, recording discs; compact discs; DVD’s and other digital recording media; mechanisms for coin-operated apparatus; cash registers, calculating machines, data processing equipment, computers; computer software; fire-extinguishing apparatus.

(2)	Class 12: Vehicles; apparatus for locomotion by land, air or water.

Save as disclosed above, our Group does not own or use any other trademarks, patents or licenses that are material to our business or profitability.

Shared Ownership of Intellectual Property

Our Company’s business model centers on collaboration with different entities to develop customized robotics. These partnerships may result in the joint development of intellectual property and associated technologies in the future. All arrangement for shared ownership of IP have yet to occur. In several instances, our collaboration agreements may stipulate that ownership of these intellectual property and technologies is shared equally, typically under a 50-50 arrangement.

This shared ownership of intellectual property, while fostering innovation and diversification, does introduce potential risks. Our autonomy in commercialization strategies and decision-making pertaining to developed technology might be influenced by the consensus requirements of our partners.

We are committed to striking a balance between leveraging the advantages of collaboration while navigating the complexities of shared ownership. For details of such risk, please see “Risk Factors — We do not exclusively own 100% of all intellectual property and technologies that we develop in the projects with our partners, which may adversely affect our ability to effectively utilize and monetize such intellectual property and technologies in our business operations.”

Properties

Our principal executive office is located at Warehouse 1, Dar Alkhaleej Building,, Dubai Production City, Dubai, UAE. The lease of this space will terminate on February 28, 2027. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations. As at the date of this report, the Company has leased the following premises:

Address	Purpose	Lease Period
Warehouse 1, Dar Alkhaleej Building, Dubai Production City, Dubai, UAE	Principal office and production	Until February 28, 2027

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of its business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which management believes, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

4.C. Organizational structure

The following diagram illustrates the organizational structure of the Group:

4.D. Property, plants and equipment

Our principal place of business is located at Warehouse 1, Dar Alkhaleej Building,, Dubai Production City, Dubai, UAE. The lease of this space will terminate on February 28, 2027. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion and analysis and other parts of this annual report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report. You should carefully read the “Risk Factors” section of this annual report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Micropolis Dubai, our wholly-owned subsidiary, is a robotics manufacturer founded in 2014, based in UAE with its headquarters located in Dubai Production City, Dubai, UAE. We specialize in developing AMRs that utilize wheeled EV platforms and are equipped with autonomous driving capabilities.

We have historically conducted our business through Micropolis Dubai. For purposes of this Offering, in February 2023, we incorporated Micropolis Cayman, an exempted company with limited liability under the laws of the Cayman Islands, as the listing vehicle for this Offering. In July 2023, Micropolis Cayman acquired 100 shares of Micropolis Dubai, representing 100% of the issued and outstanding share capital of Micropolis Dubai, from its five shareholders for an aggregate purchase price of AED100,000. As a result, Micropolis Dubai became a wholly-owned subsidiary of Micropolis Cayman. In March and September 2023, Micropolis Cayman issued an aggregate of 23,706,000 ordinary shares, representing 79.02% of its issued share capital, to the Former Shareholders and 6,294,000 ordinary shares, representing 20.98% of its issued share capital, to three new investors. From June to July 2024, a total of 1,024,000 ordinary shares were transferred from these shareholders to five additional investors. As of the date of this prospectus, the Former Shareholders own approximately 77.27% of Micropolis Cayman. For details, see “Corporate Structure and History.” The Company is currently a pre-revenue organization since most of our existing projects are collaborative in nature and we do not anticipate earning substantial revenues until such time as we enter into commercial production for our robotics, which is expected to be by the second quarter of 2025.

As part of our product offerings, we integrate application-specific pods that serve as the primary purpose of a robot. These pods are designed to accommodate various functionalities, including surveillance cameras, road sweepers, logistics compartments, as well as collaborative robots (cobots) intended for direct human-robot interaction.

On March 6, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Network1 Financial Securities, Inc. (the “Underwriter”), relating to the Company’s initial public offering (the “IPO”) of 3,875,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), for a price of $4 per share. The Company also granted the underwriters a 45-day option to purchase up to 581,250 additional Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO.

On March 10, 2025, the Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276231) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2023, as amended, and declared effective by the SEC on March 6, 2025. 3,875,000 Ordinary Shares were sold at an offering price of $4 per share, generating gross proceeds of $15.5 million to the Company, before underwriting discounts and other offering expenses. The IPO was conducted on a firm commitment basis. The Ordinary Shares were approved for listing on NYSE American LLC and commenced trading under the ticker symbol “MCRP” on March 7, 2025. On March 10, 2025, the Company also issued warrants to the Underwriter and its designees, which are exercisable during the period commencing from March 10, 2025, and expiring five years from the commencement of sales of the Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of 232,500 Ordinary Shares at a per share price of $5 (the “Underwriter’s Warrants”).

Factors Affecting Our Results of Operations

The following are significant factors that could influence our operational results. Investors should consider these factors carefully, in addition to other information provided in this prospectus.

Technological Changes: The AMR industry is characterized by rapid technological advancements. Our ability to keep pace with these changes impacts our competitive position and profitability. As a company specializing in the development and integration of AMRs, operating software, and electronic control units and power storage units, the adoption rate of these technologies significantly influences our revenues and market share.

Competitive Landscape: We believe competition in the robotics industry in UAE and the GCC region is currently mild as the industry is still at an early development stage. However, there are a number of companies that are well-positioned to succeed in this market, including established international robotics companies which wish to expand to the UAE and GCC region, as well as regional startups that are developing innovative robotics solutions. These regional startups are often supported by government initiatives, such as the Dubai Robotics and Automation Program. Increased competition may lead to pricing pressures, reduced profit margins, and loss of market share.

Intellectual Property: Our success depends on our ability to protect our intellectual property related to AMRs, operating software, and electronic control units & power storage units.

Talent Retention: Our success is highly dependent on our ability to attract, retain, and motivate skilled personnel in the fields of robotics and software development.

Customer Concentration: Our business risks being significantly affected if a large portion of our revenue is concentrated with a few key customers.

Margin Pressure: Profitability, while always a goal, is subject to pressures and constraints. Our pricing strategies aim to strike a balance between competitiveness in the market and sustainable margins. This is further complicated by the necessity of offering volume discounts to our larger, cornerstone clients. Additionally, unexpected costs, such as those stemming from extended warranties or unforeseen product recalls, can exert further downward pressure on our margins.

Cash Flows and Capital Requirements: Our cash conversion cycle defines how efficiently we transform resource inputs into tangible cash flows. Our working capital ensures smooth day-to-day operations, from managing inventory to handling accounts receivable.

Strategic Partnerships: In our pursuit of growth and excellence, we might find synergy in collaboration. Strategic partnerships allow us to pool resources, expertise, and market reach, offering mutual benefits. However, these ventures come with their financial implications, from realizing synergies to managing integration costs.

5.A. Operating Results

Revenue

The following table shows revenue for the years ended December 31, 2024, 2023, and 2022:

	2024	2024	Change	2023	Change	2022
	USD	AED	AED	AED	AED	AED
Revenue	35,415	130,043	-77%	577,064	-%	-

We are a pre-revenue organization since most of our existing project with our customers are collaborative in nature and we do not anticipate earning substantial revenues until such time as we enter into commercial production of our robotics, which we expect to occur by the second quarter of 2025.

We have started to generate revenue in January 2023 from project with our Saudi Arabian client, QSS Robotics, while in the first half of the 2024 we didn’t have major project and sales deliverables. During 2022 we did not recognize any revenue.

Cost and Operating Expenses

The following table shows cost and operating expenses for the years ended December 31, 2024, 2023, and 2022:

	2024	2024	Change	2023	Change	2022
	USD	AED		AED		AED
Cost of revenue	15,575	57,192	-80%	289,119	-%	-
Cost of revenue as a percentage of revenue	44%	44%		50%		0%
Research and development	531,754	1,952,602	61%	1,215,091	-16%	1,443,619
Administrative expenses	5,012,077	18,404,350	66%	11,087,540	14%	9,732,985
Marketing expenses	204,682	751,591	5144%	14,333	-83%	85,751
Profit Distribution Expenses	19,840	72,851	-%	-	-%	-
Total operating expenses	5,783,928	21,238,586		12,606,083		11,262,355

Cost of Revenue

Cost of revenue includes all costs directly attributable to the generation of revenue. Our cost of revenue as a percentage of sales dropped to 44% during 2024 as compared to 50% during 2023, primarily due to the fact that it was a different class of revenue, which is related to our 3D printing department, which by default the margins are lower vs our robotics product which was the case in 2023.

Administrative Expenses

Administrative expenses have increase in 2024 by +66% vs the previous year due to the growth of the company’s operations and IPO process. This includes mainly the increase cost in the manpower expenses, which increased by +74% vs last year due to increase in the software, electronics and production teams. As well as increase by +35% in professional fees due to the IPO process which consumed expenses throughout the year of 2024 for legal, consultant and audit fees.

Marketing Expenses

Marketing expenses increased as well substantially in 2024, by +5,144% due to active promotion of company’s products and technology in year 2024 vs almost no marketing campaigns in year 2023. Major marketing expenses were done in 2024 for World Police Summit and GITEX exhibition in Dubai. In year 2025 we continue spending more resources into exhibitions and PR campaigns in order to increase the visibility of the company and its products.

Profit Distribution Expenses

	December 31, 2024		December 31, 2023	December 31, 2022
	USD	AED	AED	AED
Profit distribution expense	19,840	72,851	-	-

The Company has agreed with Future General Trading (FGT) to share 100% of the net profit from 3D printing sales. For the year ended December 31, 2024, total sales from 3D printing amounted to AED 130,043, with a cost of AED 57,192, resulting in a net profit of AED 72,851. As per the agreement, FGT is entitled to 100% of the net profit, and the profit share payable to FGT is AED 72,851, which is recognized as a liability as of December 31, 2024.

Other Income (Expense)

The following table shows other income and expenses for the years ended December 31, 2024, 2023, and 2022:

	2024	2024	Change	2023	Change	2022
	USD	AED		AED		AED
Other income	5,621	20,640	-90%	203,808	-%	28,617
Finance expense	(328,571)	(1,206,514)	1816%	(62,969)	-23%	(81,706)
	(322,950)	(1,185,874)		140,839		(53,089)

Other Income

The other income for the period ended December 31, 2024, totals AED 20,640 ($5,621). This amount includes revenue from the sale of scrap items and cash back from a prepaid card. These revenues are classified separately to clarify the entity’s non-core income sources.

Other income for period ended December 31, 2023, amounts to AED 203,808. This income is primarily derived from room rental in our warehouse facilities. Additionally, this amount includes adjustments related to the Dubai Police invoice from 2020, which has been cleared against the provision for doubtful debts, as well as revenue from the sale of scrap items. These items are classified separately to provide clarity on the entity’s non-core revenue streams.

Other income for the year ended December 31, 2022, amounts to AED 28,617. This amount is derived from room rental in our warehouse facilities. This income is classified separately to provide clarity on the non-core revenue streams of the entity.

Finance Expense

FINANCE EXPENSE	December 31, 2024		December 31, 2023	December 31, 2022
	USD	AED	AED	AED
Imputed interest from due to related party	315,913	1,160,034	-	-
Interest expense from lease	12,658	46,480	62,969	81,706
	328,571	1,206,514	62,969	81,706

Imputed interest from due to related party in 2024 resulted from the loan agreements the company obtained with Fareed Aljawhari. The actual loans are interest free loans and were fully paid back to Fareed from the IPO proceeds. Interest expense from lease are related to the office rent agreement (IFRS16) and are decreasing with every year due to contract maturity date.

5.B. Liquidity and Capital Resources

Liquidity risk is the risk that the Company may not have sufficient liquid funds to meet its liabilities as they fall due. Prudent liquidity risk management requires maintaining sufficient cash and the availability of funding to meet obligations when due. The Company limits its liquidity risk by ensuring funds from the shareholders and related parties are available, whenever they are required. In the short term, the Company anticipates that its cash requirements for day-to-day operations will be met by the proceeds from this offering and additional funding from existing shareholders as and when necessary. In the long term, the Company anticipates relying on its ability to generate cash from operations, particularly as we enter into commercial production of our robotics, which is expected to be by the second quarter of 2025.

Working Capital

The following table shows working capital as of December 31, 2024 and 2023:

	2024	2024	Change	2023
	USD	AED		AED
Current assets	1,184,380	4,349,039	43%	3,043,910
Current liabilities	6,898,823	25,332,476	234%	7,586,664
Working capital (deficiency)	(5,714,443)	(20,983,437)	362%	(4,542,754)

As of 2024, our working capital deficiency increased approximately AED16.4 million from 2023, primarily due to an increase of current liabilities of approximately AED17.7 million.

For 2024, our current liabilities increased primarily from an increase of AED16.2 million in amounts owing to related parties to AED21.2 million, from AED5.4M at 2023. Additionally for 2024, our trade and other payables increased AED2.0 million to AED3.2 million from AED1.2 million at 2023. For 2024 our current assets increased primarily from AED3.0 million to. AED4.3 million mainly due increase in advance payment to suppliers.

Cash Flows

The following table shows cash flows for the years ended December 31, 2024, 2023, and 2022:

	2024	2024	Change	2023	Change	2022
	USD	AED		AED		AED
Net cash flows used in operating activities	(3,656,207)	(13,425,594)	410%	(2,634,954)	-70%	(8,923,233)
Net cash flows used in investing activities	(478,382)	(1,756,617)	350%	(389,930)	-88%	(3,326,821)
Net cash flows generated from financing activities	4,128,997	15,161,676	393%	3,072,422	-70%	10,225,208
Net change in cash and cash equivalents	(5,592)	(20,535)		47,537		(2,024,846)

Cash Flow from Operating Activities

We have not generated positive cash flows from operating activities for the years ended December 31, 2024, 2023 and 2023.

For the year ended 2024, we recognized a net loss of AED22.3 million, reduced by non-cash operating adjustments of AED3.6 million, and reduced by a net change in working capital of AED5.3 million.

For the year ended 2023, we recognized a net loss of AED11.9 million, reduced by non-cash operating adjustments of AED1.8 million, and reduced by a net change in working capital of AED7.4 million.

For the year ended 2022, we recognized a net loss of AED11.3 million, reduced by non-cash operating adjustments of AED1.6 million, and reduced by a net change in working capital of AED815,000.

Cash Flow from Investing Activities

For the year ended 2024, we acquired property and equipment for AED1.7 million and acquired intangible assets for AED48,000.

For the years ended 2024 and, we acquired property and equipment for AED390,000 and AED3.3 million, respectively.

Cash Flow from Financing Activities

For the year ended 2024, we borrowed from related parties AED17.8 million and repaid AED1.6 million and paid AED1.0 million in leases payments.

For the year ended 2023, we borrowed from related parties AED4.0 million and repaid AED33,000 and paid AED887,000 in leases payments.

Indebtedness

The following table sets out the indebtedness of the Company as at December 31, 2024, 2023, 2022 and as of the date of this prospectus:

	As of December 31,			As of April 30,
	2022	2023	2024	2025
	USD	USD	USD	USD
Amounts due to Egor Romanyuk	275,852	1,480,594	2,645,851	-
Amounts due to Fares Abu Baker	40,850	40,850	40,850	-
Amounts due to Diamond Developers	86,291	86,291	86,291	-
Amounts due to Fareed Aljawhari	—	—	2,905,778	136,166
Amounts due to Rajesh Venkataraman			233,063	-
TOTAL	402,993	1,697,735	5,911,833	136,166

Capital Expenditures

For the year ended December 31, 2024 we recorded capital expenditure of AED1,708,901 ($465,387). Capital expenditures were higher in 2024 due to acquisition of the new machinery and equipment.

For the year ended December 31, 2023 we recorded capital expenditure of AED389,931 ($106,190). Capital expenditures were higher in 2022 due to our new office relocation in 2022. The new office location had to be refurbished inside and complemented with the new machinery and equipment.

For the year ended December 31, 2022, we recorded capital expenditure of AED3,348,914 ($912,014) which was spent on the new office relocation (interiors, IT equipment and furniture) and machinery purchased during that year.

5.C. Research and Development, Patent and Licenses, etc.

We did not conduct any research and development activities for the years ended December 31, 2024, 2023 and 2022.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS accounting standards, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) operating leases; and (iii) accounts receivable, net. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimate involves the most significant judgments used in the preparation of our financial statements.

Expected credit loss allowance against trade receivables

An allowance against trade receivables is recognised as per IFRS 9 considering the pattern of receipts from, and the future financial outlook of, the concerned customer. In measuring the expected credit losses, the trade receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the credit period and the days past due.

Allowance for related party balances

The Company reviews related party balances on a regular basis and considers the recoverability and impairment of such amounts and recognises an allowance as per IFRS 9 for such balances where the amount from related party is not recoverable. It is reviewed by the management on a regular basis.

Useful lives and residual values of property and equipment

The Company reviews the useful lives and residual values of property and equipment on a regular basis. Any changes in estimates may affect the carrying amounts of the respective items of property and equipment with a corresponding effect on the related depreciation charge.

Lease

The Company exercises judgment in determining the approximate lease term on a lease by lease basis. The Company considers all facts and circumstances that may create an economic incentive to exercise renewal options and also evaluated the economic incentive related to continuation of existing leaseholds. The Company is also required to estimate specific criteria in order to estimate the carrying amount of right-of-use assets and lease liabilities including the incremental borrowing rate and effective interest rate.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our Directors and Executive Officers as at the date of this report:

Name	Age	Position
Marwan Al Sarkal	45	Chairman and Independent Director
Fareed Aljawhari	45	Chief Executive Officer and Director
Dzmitry Kastahorau	34	Chief Financial Officer
Saken Saryyev	39	Director
Peter Balint	48	Independent Director
Alun Richards	69	Independent Director

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Marwan Al Sarkal is our Chairman and an Independent Director since August 2023. Marwan Al Sarkal, a visionary leader, was appointed as CEO of Shurooq in 2009 until 2018 by His Highness Sheikh Dr. Sultan bin Muhammad Al Qasimi. Marwan played a pivotal role in diversifying markets and attracting investments in sectors such as tourism, healthcare, environmental, logistics, real estate, retail, and light manufacturing. Marwan served as the Executive Chairman of the Sharjah Investment and Development Authority (Shurooq) from 2018 to 2022. Marwan is a proud graduate of the Higher Colleges of Technology in the UAE in 2001, with a degree in Accounting and Business Administration. Marwan is actively involved in various enterprises and organizations, including serving as a board member of One World Impact Investment Holding Limited since 2023, Platinum High Integrity Technologies since 2022, Chapter 3 LLC since 2022, Ancova Capital Management since 2022, and Qatra Water Solution from 2018 to 2023. He also contributed his expertise to MABANEE Shurooq from 2018 to 2023 and Eagle Hills UAE from 2016 to 2023. Moreover, Marwan Al Sarkal is the founder of Al Mur Investment, established in 2017, further demonstrating his commitment to fostering economic growth and innovation in Sharjah and beyond

Fareed Aljawhari is the founder and our Chief Executive Officer and Director since August 2023. Mr. Aljawhari is a dedicated product designer and digital product developer based in Dubai. His professional journey has spanned over two decades, during which he has contributed to many digital transformation initiatives in the city. In these roles, he enjoyed the opportunity to collaborate with others on product development and system architecture and learned a great deal about digital strategy. In 2014, Mr. Aljawhari founded Micropolis Dubai, initially focusing on software development. As he continued to learn and grow alongside the company, Micropolis began to evolve and, by 2018, had transformed into a robotics and AI company. It was a challenging yet rewarding journey that he cherishes and that continues to teach him valuable lessons. Mr. Aljawhari has been fortunate to build connections with many government entities and leading companies in Dubai throughout his career. Each interaction and project has helped shape his understanding of the digital landscape and has further motivated him to keep learning and growing. He looks forward to continuing to contribute to Dubai’s tech ecosystem in the future. We believe that Mr. Aljawhari qualifies as a director because he is the founder of our Group and has extensive experience in the industry.

Dzmitry Kastahorau is our Chief Financial Officer since August 2023. Mr. Kastahorau is a well-established finance professional with an extensive international career in various industry-leading corporations. Holding a Master’s Degree in International Corporate Finance from EADA Business School in Barcelona (academic year 2013-2014), Mr. Kastahorau brings a wealth of academic and practical knowledge to his roles. His professional journey includes significant contributions as the Finance Director at Chalhoub Group (2018-2021), a luxury retail conglomerate, and PUIG Spain (2015-2018), a prestigious fashion and fragrance company. Mr. Kastahorau’s experience also spans the automotive industry, with a noteworthy tenure at Motherson Automotive in Germany (2014-2015). His diverse industry experience, coupled with his rigorous academic grounding, has given him a unique ability to navigate financial landscapes efficiently and strategically. His adaptability and leadership have proved instrumental in his roles, and his continued dedication to financial excellence serves as a strong foundation for his current and future endeavors.

Saken Sarryev is our director since August 2023. He is an experienced Asset Manager with a demonstrated history spanning over a decade in the financial services industry. Specializing in the management and advisory of collective investment funds, Saken has an extensive background in public equities, bonds, and insurance products. Graduating in 2008 with a bachelor’s degree in Information Technology from T. Ryskulov University in Kazakhstan, he laid the foundation for his career in the ever-evolving world of technology. Saken’s thirst for knowledge and ambition led him to further his education, and in 2019, he earned a bachelor’s degree in Finance from the Synergy Institute in Russia. This dual educational background equipped him with a unique skill set that blends technological acumen with financial expertise. Saken served as an executive at Freedom Finance JSC from 2017 to 2021. During this time, he focused on retail business development, contributing to the company’s growth and success. His dedication and innovative approach played a pivotal role in shaping Freedom Finance’s retail division. In addition to his executive roles, Saken Sarryev has also demonstrated his commitment to corporate governance by serving as a board member at both Freedom Finance and Micropolis. He held this position at Freedom Finance from 2017 to 2021, contributing his insights and expertise to the company’s strategic direction. In 2021, Saken Sarryev assumed the role of President at Micropolis Dubai, where he spearheads business development initiatives. Saken Sarryev’s diverse background, coupled with his leadership skills and dedication, makes him a driving force in the fields of technology, finance, and business development. His career is a testament to his passion for innovation and his ability to adapt and excel in dynamic and challenging environments.

Peter Balint is our independent director since August 2023. Peter Balint is a professional investor and operator with over two decades of experience in the banking and investment sectors. As a graduate of the University of Economics in Bratislava in 2001, Peter holds a master’s degree in Corporate Finance. Peter’s career has seen him excel in various treasury and alternative investment roles. His extensive track record showcases his commitment to excellence and strategic vision. Continuing his trajectory of success, Peter Balint assumed the role of CEO at Infinity Capital Strategies SK s.r.o. Consulting in January 2013, a position he continues to hold with dedication and expertise to this day. In July 2018, Peter took on the role of CEO at ICS Investment Management LLC, an esteemed investment company. From November 2019 to December 2021, Peter Balint served as the Investment Manager at Twin Capital S.r.o Family Office (CEE) Region, contributing his financial acumen to the family office’s portfolio during this period. In addition to his executive roles, Peter serves as a board member for various companies, further solidifying his presence in the financial sector. He has held positions as a board member at Alfa Solar Invest, EOOD since 2014, at Thompson Solar, a s. since 2015, and at ICS Investment Management LLC since 2018. Furthermore, Peter Balint has continued his board membership at Infinity Capital Strategies SK since 2013 and at Infinity Capital Strategies SPC since 2020. In 2023, he extended his influence to Linkfire A/S, where he assumed the role of board member and continues to contribute to the company’s achievements. With his extensive experience and proven track record in the financial industry, Peter Balint remains a formidable presence in the world of banking, investments, and financial consulting. His unwavering commitment to excellence and strategic vision have cemented his reputation as a leading figure in the field.

Alun Richards is our independent director since August 2023. Alun Richards has an illustrious career spanning over 30 years in the financial services and advisory sectors. Alun pursued higher education in the United Kingdom, where he earned a Bachelor of Science degree in Biochemistry in 1978 from University of Sussex. This academic achievement provided a solid foundation for his future endeavours in the world of science and technology. In July 2017, Alun Richards assumed the role of CEO at Safe Process FZ LLE, a position he continues to hold with dedication and visionary leadership. Alun’s commitment to excellence extends beyond his role at Safe Process. Since 2018, he has served as a board member at PEGG, contributing his expertise to the organization’s growth and strategic direction. In 2019, he joined the board of Rockland, further solidifying his presence in the business community. His contributions expanded in 2019 when Alun became a board member at Transskills, where his strategic insights have played a pivotal role in the company’s achievements. Building on his passion for fostering collaboration and innovation, Alun Richards assumed board positions at FABC, Verdi, and MEFW in 2022.

Family Relationship

There are no family relationships among our directors and executive officers.

6.B. Compensation

For the year ended December 31, 2022, the year ended December 31, 2023 and the year ended December 31, 2024, we paid an aggregate of approximately $212,230, $215,224 and $245,098, respectively, in cash and benefits in-kind granted to or accrued on behalf of all of our Directors for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

6.C. Board Practices

Corporate Governance Practices

Foreign Private Issuer

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our Executive Officers or members of our Supervisory Board are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more extensive executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more extensive compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer and will continue to be permitted to follow our home country practice on such matters.

Board of Directors

Our Board of Directors consists of five Directors. A Director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the NYSE American generally require that a majority of an issuer’s board of directors must consist of independent directors. Our Board of Directors has determined that each of Marwan Al Sarkal, Alun Richards, and Peter Palint is an “independent director” as defined under the NYSE American rules. Our Board of Directors is composed of a majority of independent Directors.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.

Our Audit Committee consists of our three independent Directors, and is chaired by Marwan Al Sarkal. We have determined that each member of our Audit Committee will satisfy the requirements of Section 303A of the Corporate Governance Rules of the NYSE American and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Marwan Al Sarkal qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment, or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the Independent Registered Public Accounting Firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the Independent Registered Public Accounting Firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the Independent Registered Public Accounting Firm.

Compensation Committee.

Our Compensation Committee consists of our three independent Directors, and is chaired by Peter Balint. We have determined that each member of our Compensation Committee will satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE American. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our Executive Officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive Directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements;

●	reviewing Executive Officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to Directors and Executive Officers.

Nominating and Corporate Governance Committee.

Our Nominating and Corporate Governance Committee consists of our three independent Directors, and is chaired by Alun Richards. We have determined that each member of our Nominating and Corporate Governance Committee will satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE American. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

●	reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

●	developing and recommending to our Board such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NYSE American rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the Board the names of Directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself; and

●	evaluating the performance and effectiveness of the Board as a whole.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our Directors must also exercise their powers only for a proper purpose. Our Directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our Directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our Board of Directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to Shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers; and

●	exercising the borrowing powers of our company and mortgaging the property of our company.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board of Directors. Our Directors are not subject to a term of office and hold office until their resignation, death, or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our Amended and Restated Memorandum and Articles.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our Amended and Restated Memorandum and Articles.

Employment Agreements, Director Agreements, and Indemnification Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals will agree to serve as our executive officers from the closing date of the Company’s initial public offering and shall continue until the such individual’s successor is duly elected or appointed and qualified or until his/her earlier death, disqualification, resignation or removal from office, the Company’s then current memorandum and articles of association, as may be amended from time to time, or any applicable laws, rules, or regulations. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 3 months’ advance written notice. Each executive officer may resign at any time upon 3 months’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops, or reduces to practice during his employment with us and to assign all right, title, and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

6.D. Employees

We have 69 full-time employees as of December 31, 2024. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2024:

	As of December 31, 2024
Functions	Number	% of Total Employees
Management and administrative	7	10%
Sales and Marketing	2	3%
Software Development	19	28%
Electronics & Embedded Systems	13	19%
Mechanical Engineering	9	13%
Additive and Subtractive Manufacturing	5	7%
Assembly	14	20%
Total	69	100.0%

Our success depends on our ability to attract, retain and motivate qualified employees that share our values. We place great emphasis on our corporate culture to ensure that we maintain consistently high standards where we operate. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

We enter into standard labor contracts and confidentiality agreements with our employees.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this report by our officers, directors, and 5% or greater beneficial owners of Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Shares Beneficially Owned(2)
Name of Beneficial Owners(1)	Number	%
Directors and Executive Officers:
Marwan Al Sarkal	—	—
Fareed Aljawhari	6,329,666	18.14%
Dzmitry Kastahorau	300,000	* %
Saken Saryyev	2,497,000	7.16%
Peter Balint	—	—
Alun Richards	—	—
All directors and executive officers as a group	9,126,666	26.16%
5% shareholders:
Egor Romanyuk	5,509,001	15.79%
Simon Lo Gatto	3,945,000	11.31%
Alexander Rugaev	2,497,000	7.16%
Mpolis LLC(3)	2,997,000	8.59%
Fares Moh’d Said Mustafa Abubaker	2,999,999	8.60%

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Warehouse 1, Dar Alkhaleej Building Dubai Production City, Dubai, UAE.

(2)	Applicable percentage of ownership is based on 34,888,447 Ordinary Shares outstanding as of the date of this report.

(3)	Mpolis LLC is managed by Mindrock LLC, a Delaware limited liablity company owned 60% by Pavel Cherkashin and 40% by Grigorii Trubkin. Therefore, by virtue of Pavel Cherkashin’s control over Mindrock LLC, Pavel Cherkashin is deemed to have voting and/or dispositive power over our Shares held by Mpolis LLC.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

The following is a summary of transactions since 2022 to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Major Shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under Item 6.B. Compensation:

Loan Arrangement with a Related Party

During the years ended December 31, 2022, 2023 and 2024 and up to the date of this report, certain related parties are as follows:

Name of party	Relationship
Egor Romanyuk	Majority Shareholder of the Company
Diamond Developers	Company at which a previous major shareholder of Micropolis Dubai served as a chief executive officer
Fares Abu Baker	Previously a major shareholder of Micropolis Dubai.
Fareed Aljawhari	Director of the company and shareholder
Rajesh Venkataraman	Shareholder of the Company

During the years ended December 31, 2022, 2023 and 2024, certain related party transactions with related parties were as follows:

	For the year ended December 31,
	2022	2023	2024
	USD	USD	USD
Financing activities:
Loan from Egor Romanyuk to Micropolis	275,852	1,480,594	1,165,258
Loan from Fareed Aljawhari to Micropolis	-	-	3,011,009
Loan from Rajesh Venkataraman to Micropolis	-	-	233,063

As of December 31, 2022, 2023, 2024 and the date of this report, certain related party balance are as follows:

	As of December 31,			As of April 30,
	2022	2023	2024	2025
	USD	USD	USD	USD
Amounts due to Egor Romanyuk	275,852	1,480,594	2,645,851	-
Amounts due to Fares Abu Baker	40,850	40,850	40,850	-
Amounts due to Diamond Developers	86,291	86,291	86,291	-
Amounts due to Fareed Aljawhari	-	-	2,905,778	136,166
Amounts due to Rajesh Venkataraman			233,063	-
TOTAL	402,993	1,697,735	5,911,833	136,166

(1)	The loan due to Egor Romanyuk carries an interest rate of 20% per annum and will mature within one month after the IPO.

(2)	The loan due to Fares Abu Baker is interest-free and has no maturity date. Mr. Fares Abu Baker is no longer a related party in 2024 and 2023.

(3)	The loan due to Diamond Developers is interest-free and has no maturity date. Diamond Developers is no longer a related party in 2024 and 2023.

(4)	The loan due to Fareed Aljawhari is interest-free and will mature within one month after the IPO.

(5)	The loan due to Rajesh Venkataraman carries an interest rate of 10% per annum and will mature within three months after the IPO

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee which is tasked with review and approval of all related party transactions.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

The financial statements as required under Item17. “Financial Statements” are attached hereto and found immediately following the text of this report.

Legal Proceedings and Compliance

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. The Company is not and has not been a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated.

Dividend Policy

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business.

8.A. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this report.

Item 9. The Offer and Listing

A. Offering and Listing Details

Our Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “MCRP.”

B. Plan of Distribution

Not applicable.

C. Markets

Please refer to Item 9.A. “Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

10.A.	Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act, and the common law by the Cayman Islands.

Our authorized Share capital consists of 200,000,000 Shares of par value of US$0.0001 per Share, all of which are designated as ordinary shares of a par value of US$0.0001 each.

As of the date of this report, we had 34,888,447 Shares issued and outstanding after the IPO.

Ordinary Shares. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. Unless the Board of Directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. We may not issue shares to bearer. Our Shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Subject to the provisions of the Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares and may accept any application in whole or in part, for any reason or for no reason.

Dividends. Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles: (i) the Directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and (ii) our Shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the Directors. Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The Directors when paying dividends to Shareholders may make such payment either in cash or in specie. Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights. Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every Shareholder who is present in person and every person representing a Shareholder by proxy shall have one vote per Ordinary Share. On a poll, every Shareholder who is present in person and every person representing a Shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all Shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. We may (but are not obliged to) in each year hold a general meeting as our annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our Board of Directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the Shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the Shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those Shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 7 clear days’ notice of an extraordinary general meeting and 21 clear days’ notice of an annual general meeting shall be given to Shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all Shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent of the Shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more Shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two Shareholders having the right to vote on the resolutions or one or more Shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors. We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited. For as long as the Company’s shares are listed on a stock exchange, our Board of Directors shall include at least such number of independent directors as applicable law, rules or regulations or the relevant stock exchange require as determined by the Board.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the Shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our Shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

A director may be removed by ordinary resolution. Transfer of Ordinary Shares. Subject to the restrictions set forth in the Amended and Restated Memorandum and Articles, any of our Shareholders may transfer all or any of his or her shares by completing an instrument of transfer in a common form or in a form prescribed by NYSE American or any other form approved by our board of directors, executed:

●	where the ordinary shares are fully paid, by or on behalf of that Shareholder; and

●	where the ordinary shares are partly paid, by or on behalf of that Shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the ordinary shares in question are not listed on or subject to the rules of the NYSE American, our Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Share transferred is fully paid and free of any lien in favour of us;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the NYSE American may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Calls on Shares and Forfeiture of Shares. Subject to the terms of allotment, the directors may make calls on the Shareholders in respect of any monies unpaid on their shares including any premium and each Shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part. We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a Shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the Shareholder or the Shareholder’s estate: (i) either alone or jointly with any other person, whether or not that other person is a Shareholder; and (ii) whether or not those monies are presently payable. At any time, the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles. We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Redemption, Repurchase, and Surrender of Shares. Subject to the Companies Act and any rights for the time being conferred on the Shareholders holding a particular class of shares, we may by action of our directors: (i) issue shares that are to be redeemed or liable to be redeemed, at our option or the Shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares; (ii) with the consent by special resolution of the Shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase. We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits, and the proceeds of a fresh issue of shares. When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the Shareholder holding those shares.

Variations of Rights of Shares. If at any time our share capital is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class or series), may be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class. Unless the terms on which a class of shares was issued state otherwise, the rights conferred upon the holders of the shares of any class issued shall not, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company). However, we will provide our Shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay, or prevent a change of control of our company or management that Shareholders may consider favourable, including provisions that limit the ability of Shareholders to requisition and convene general meetings of Shareholders.

Exempted Company. We are incorporated as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands, or the “Companies Act,” on February 23, 2023. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is not required to make its register of members open to inspection by Shareholders of that company;

●	does not have to hold an annual general meeting;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	may not issue negotiable or bearer shares but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

10.C. Material Contracts

We have not entered into any material contracts other than (a) in the ordinary course of business, (b) those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F, and (c) those filed as exhibits in the Registration Statement.

10.D. Exchange Controls

The Cayman Islands and the United Arab Emirates currently have no exchange control restrictions.

10.E. Taxation

The following are material tax considerations relevant to an investment in our Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding UAE, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is not otherwise party to any double-tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019, and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Governor in Cabinet of the Cayman Islands as to tax concessions under the Tax Concessions Act (Revised). In accordance with the provision of Section 6 of The Tax Concessions Act (Revised), the Governor in Cabinet undertakes with our company:

●	that no law that is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains, or appreciations shall apply to our company or its operations; and

●	in addition, that no tax to be levied on profits, income, gains, or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

●	on or in respect of the shares, debentures, or other obligations of our company; or

●	by way of the withholding, in whole or part, of any relevant payment as defined in the Tax Concessions Act (Revised).

These concessions shall be for a period of 20 years from October 9, 2023.

United Arab Emirates Taxation Considerations

It is the responsibility of all persons interested in purchasing Shares to inform themselves as to any tax consequences from their investing in the Company and the Company’s operations or management, as well as any foreign exchange or other fiscal or legal restrictions, which are relevant to their particular circumstances in connection with the acquisition, holding or disposition of the Shares. Investors should therefore seek their own separate tax advice in relation to their holding of Shares, we do not accept any responsibility for the taxation consequences of any investment by an investor.

On 16 January 2023, the Ministry of Finance introduced a 9% federal corporate tax regime for the first time in the UAE to be applied on the adjusted accounting net profits of a business above AED 375,000, which came into effect on 1 June 2023. Micropolis Dubai is not currently subject to corporate income tax in the UAE as its net profits do not currently meet the AED 375,000 threshold.

There are no transfer taxes in the UAE on the purchase of Shares. Accordingly, the purchase of Shares should not result in any UAE tax liabilities for shareholders who are individuals or corporations tax resident in the UAE.

Non-UAE tax residents, or dual tax residents, individuals, and corporations, may be subject to taxation in jurisdictions outside the UAE with respect to the ownership of, or income derived in connection with, the Shares based on local tax regulations.

Based on the current tax practice within the UAE outlined above, the purchase of Shares should not result in any UAE tax liabilities for shareholders who are individuals or corporations tax resident in the UAE, provided they are not subject to tax in the UAE by virtue of them being a foreign oil company or branch of a foreign bank. Non-UAE tax residents, or dual tax residents, individuals, and corporations, may be subject to taxation in jurisdictions outside the UAE with respect to the ownership of, or income derived in connection with, the Shares based on local tax regulations. Based on the same principles as outlined above, UAE resident shareholders who are not subject to tax in the UAE or jurisdictions outside the UAE (both corporate and individual), should not currently be taxed on the receipt of dividend income and gains on the future sale of the Shares. Shareholders who are subject to tax in the UAE by virtue of being a foreign oil company or branch of a foreign bank, or tax resident in jurisdictions outside the UAE, as well as shareholders tax resident in the UAE but also subject to tax in jurisdictions outside the UAE (both corporate and individual), should consult their own tax advisers as to the taxation of dividend income and gains on the future sale of the Shares under the relevant applicable local laws in those jurisdictions. There is currently no withholding tax in the UAE and as such, any dividend payments made by the Company should be made free of any UAE or Abu Dhabi withholding tax.

The UAE has adopted an excise tax, which was effective on 1 October 2017, and implemented a VAT, which was effective on 1 January 2018. On 27 August 2017, the VAT Law was published on the website of the Federal Tax Authority. The executive regulations of the VAT Law were issued on 28 November 2017 under Cabinet decision No. 52 of Federal Decree Law No. (8). The executive regulations provide more detail about products and services that are subject to VAT and which particular products are zero-rated or exempt. The executive regulations of the VAT Law outline the conditions and parameters of such VAT treatment. The GCC VAT Framework Agreement, which is a country level agreement between all the GCC States, sets out broad principles that should be followed by all the GCC countries in their VAT laws while providing individual member states some discretion to adopt a different VAT treatment in respect of certain matters. Each GCC country will enact its own domestic VAT legislation based on the underlying principles in this common framework.

Article 42 of the executive regulations outlines the scope of financial services classified as exempt and, on this basis, no VAT would be applied on any transfer of Shares. However, it should be noted that fees relating to the transfer of ownership of Shares would be standard rated at 5%.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on NYSE American, as our Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries, we do not expect to be treated as a PFIC for the current taxable year. However, no assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statements by Experts

Not applicable.

10.H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Please see Item 4.C. “Information on the Company – Organizational structure” above.

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We are exposed to cash flow interest rate risk in relation to bank loans, bank overdrafts and recourse receivables purchase facility with variable interest rates which is partially offset by bank balances held at variable rates. It is the Group’s policy to keep its borrowings at variable rates at a minimum so as to minimize the fair value interest rate risk.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits, and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

Item 12. Description of Securities Other than Equity Securities

12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

On March 6, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Network1 Financial Securities, Inc. (the “Underwriter”), relating to the Company’s initial public offering (the “IPO”) of 3,875,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), for a price of $4 per share. The Company also granted the underwriters a 45-day option to purchase up to 581,250 additional Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO.

On March 10, 2025, the Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276231) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2023, as amended, and declared effective by the SEC on March 6, 2025. 3,875,000 Ordinary Shares were sold at an offering price of $4 per share, generating gross proceeds of $15.5 million to the Company, before underwriting discounts and other offering expenses. The IPO was conducted on a firm commitment basis. The Ordinary Shares were approved for listing on NYSE American LLC and commenced trading under the ticker symbol “MCRP” on March 7, 2025. On March 10, 2025, the Company also issued warrants to the Underwriter and its designees, which are exercisable during the period commencing from March 10, 2025, and expiring five years from the commencement of sales of the Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of 232,500 Ordinary Shares at a per share price of $5 (the “Underwriter’s Warrants”).

For the period from March 6, 2025, the date that the Company’s Registration Statement on Form F-1 (File Number: 333-276231) relating to the IPO was declared effective by the SEC, to the date of this report, we used US$8.5M of the net proceeds received from the IPO for US$13.7M. There is no material change in the use of proceeds as described in the Registration Statement. We intend to use the remainder of the proceeds from the IPO for talent acquisition, marketing and public relations, acquisition of machinery and advanced equipment, R&D specific expenses, contracts & outsourcing, working capital and other general corporate purposes, and repayment of related party loans and third-party loans, as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2023 and December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—3.D. Risk Factors—If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

Our board of directors has determined that Marwan Al Sarkal, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. Each member of our audit committee satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE American and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available. There were no amendments to our code of business conduct and ethics during the fiscal year ended December 31, 2024. We did not grant any waivers to the provisions of our code of business conduct and ethics during the fiscal year ended December 31, 2024.

Item 16C. Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered TAAD LLP & BFB Borgers CPA (former auditor), our independent registered public accounting firm, for the years indicated.

	2023	2024
	USD	USD
	(in thousands)	(in thousands)
Services
Audit Fees(1)	82,500	450,201
Audit-Related Fees(2)
Tax Fees(3)
Other Fees(4)
Total	82,500	450,201

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC In 2024, the company conducted a reaudit of its financial statements for the years ended 2022 and 2023 with TAAD LLP

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean the aggregate fees billed in each of the last two fiscal years for professional services rendered by our auditor for tax compliance, tax advice, and tax planning.

(4)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As an exempted company incorporated in the Cayman Islands and listed on NYSE American, we are subject to corporate governance listing standards of NYSE American. However, NYSE American rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE American corporate governance listing standards. We believe that our established practices in the area of corporate governance provide adequate protection to our shareholders. In this respect, we have voluntarily adopted a number of NYSE American practices applicable to U.S. companies, such as having a majority of independent directors, establishing a compensation committee and a nominating and corporate governance committee each composed of independent directors, and adopting corporate governance guidelines. The following is, among others, the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on NYSE American, and which difference is permitted by NYSE American rules for “foreign private issuers” such as us: we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. See “Item 3. Key Information—3.D. Risk Factors——We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company. “

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy and procedures applicable to all directors, executive officers and employees of us and our subsidiaries, and certain of their family members and controlled entities, and have implemented processes for us that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards. Our insider trading policy prohibits insider trading when a person covered by the policy is aware of material nonpublic information and restricts trading in our securities during predetermined blackout periods, among other things. In addition, our insider trading policy requires pre-clearance of transactions in our securities. The foregoing summary of our insider trading policy and procedures does not purport to be complete and is qualified by reference insider trading policy which is filed as Exhibit 11.2 to this Annual Report.

Item 16K. Cybersecurity

We prioritize data collection and cybersecurity to drive innovation, enhance product development, and deliver reliable AMR solutions to our valued customers. Our commitment to responsible data practices is central to maintaining trust, ensuring privacy, and safeguarding sensitive information throughout our operations. We do not gather any personal or corporate data related to identity. Instead, our focus is on processing information pertaining to street layouts and urban infrastructure. Our systems are deployed on our clients’ servers and operate behind their firewalls, maintaining the client’s industry standard of cybersecurity. While the clients retain ownership of this data, we are committed to its protection, working in partnership with our customers to uphold stringent cybersecurity development standards.

For further details, refer to “Item 4. Information on the Company – 4.B. Business Overview – Data Collection And Cybersecurity” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—As a robotics company operating in a digital era, we face significant cybersecurity risks that could have adverse implications for our business, reputation and stakeholders.”

Cybersecurity Governance

The Board of Directors has primary oversight responsibility for managing cybersecurity risks within the organization. At the management level, the Chief Executive Officer and the Chief Financial Officer are responsible for assessing and addressing material cybersecurity risks and incidents. They regularly engage with our IT service provider and business operations teams to review cybersecurity performance metrics, identify top risks, and evaluate the progress of cybersecurity programs and initiatives.

As of the date of this report, the Company has not encountered any cybersecurity incidents deemed material to the Company as a whole.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements are included at the end of the annual report.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1*	Amended and Restated Memorandum and Articles of Association of the Company
2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Amendment No.7) filed with the Securities and Exchange Commission on February 7, 2025)
2.2	Representative’s Warrants issued on March 10, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 11, 2025)
2.3*	Description of Securities
4.1	Underwriting Agreement dated March 6, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 11, 2025)
4.2	English translation of the Contractual Agreement For the Implementation of Self-Driving Cars Project entered into between Micropolis Digital Development FZ-LLC and Invest 56 LLC dated July 31, 2023 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (Amendment No.7) filed with the Securities and Exchange Commission on February 7, 2025)
4.3	Investment Agreement entered into between Micropolis Digital Development FZ-LLC and Future General Trading FZE dated April 26, 2023 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (Amendment No.7) filed with the Securities and Exchange Commission on February 7, 2025)
4.4	Agreement entered into between Micropolis Digital Development FZ-LLC and Quality Support Solutions Limited dated December 28, 2022 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (Amendment No.7) filed with the Securities and Exchange Commission on February 7, 2025)
4.5	Professional services agreement entered into between Micropolis Digital Development FZ-LLC and Siemens Industry Software SA (Pty) Ltd (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (Amendment No.7) filed with the Securities and Exchange Commission on February 7, 2025)
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Amendment No.7) filed with the Securities and Exchange Commission on February 7, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form F-1 (Amendment No.7) filed with the Securities and Exchange Commission on February 7, 2025).
11.2	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company’s Registration Statement on Form F-1 (Amendment No.7) filed with the Securities and Exchange Commission on February 7, 2025).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Clawback Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Micropolis Holding Company

/s/ Fareed Aljawhari
Fareed Aljawhari
Chief Executive Officer

Date: May 7, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Micropolis Holding Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Micropolis Holding Company (the “Company”), as of December 31, 2024 and 2023, the related consolidated statements of loss, comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the years in the three- year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three- year period ended December 31, 2024, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2024.

Diamond Bar, California

Firm ID 5854

May 7, 2025

MICROPOLIS HOLDING COMPANY

Balance Sheets

	Notes	December 31, 2024		December 31, 2023
		USD	AED	AED
ASSETS
Non-current assets
Property and equipment	6	1,119,767	4,111,784	3,452,092
Intangible assets	7	10,236	37,585	-
Right of use asset	8	365,839	1,343,361	2,141,197
		1,495,842	5,492,730	5,593,289
Current assets
Trade receivables	9	12,868	47,250	-
Other receivables	10	237,495	872,080	669,139
Advance Payment to Suppliers	10	920,989	3,381,872	2,306,399
Cash and cash equivalents	11	13,028	47,837	68,372
		1,184,380	4,349,039	3,043,910
TOTAL ASSETS		2,680,222	9,841,769	8,637,199

DEFICIT AND LIABILITIES
DEFICIT
Share capital
Ordinary stock, $0.0001 par value 30,000,000 shares, authorized shares 200,000,000	22	3,000	11,016	11,016
Additional paid in capital		5,135,195	18,856,437	17,309,994
Accumulated losses		(13,508,432)	(49,602,966)	(27,308,549)
TOTAL DEFICIT		(8,370,237)	(30,735,513)	(9,987,539)
LIABILITIES
Non-current liabilities
Contract liabilities	15	3,820,529	14,028,981	9,269,122
Employees’ end-of-service benefits	13	166,606	611,777	412,678
Payable for shares	12	27,233	100,000	100,000
Lease liability	16	137,268	504,048	1,256,274
Total non-current liabilities		4,151,636	15,244,806	11,038,074

Current liabilities
Trade and other payables	14	875,346	3,214,271	1,226,035
Due to related parties	12	5,784,692	21,241,387	5,436,740
Lease liability	16	238,785	876,818	923,889
		6,898,823	25,332,476	7,586,664
Total liabilities		11,050,459	40,577,282	18,624,738
TOTAL DEFICIT AND LIABILITIES		2,680,222	9,841,769	8,637,199

The accompanying notes are an integral part of these financial statements.

MICROPOLIS HOLDING COMPANY

Statement of Comprehensive Loss

For the periods ended December 31, 2024, 2023 and 2022

	Notes	2024		2023	2022
		USD	AED	AED	AED
Revenue	17	35,415	130,043	577,064	-

Cost and operating expenses:

Cost of revenue	18	(15,575)	(57,192)	(289,119)	-
Research and development	18	(531,754)	(1,952,602)	(1,215,091)	(1,443,619)
Administrative expenses	18	(5,012,077)	(18,404,350)	(11,087,540)	(9,732,985)
Marketing expenses	18	(204,682)	(751,591)	(14,333)	(85,751)
Profit distribution expenses	18	(19,840)	(72,851)	-	-
Operating loss		(5,748,513)	(21,108,543)	(12,029,019)	(11,262,355)

Other income	19	5,621	20,640	203,808	28,617
Finance expense	19	(328,571)	(1,206,514)	(62,969)	(81,706)

Loss for the year		(6,071,463)	(22,294,417)	(11,888,180)	(11,315,444)

Other comprehensive income		-	-	-	-

Total comprehensive loss for the year		(6,071,463)	(22,294,417)	(11,888,180)	(11,315,444)

Loss per share		(0.20)	(0.74)	(0.46)	(0.48)

Weighted average number of ordinary shares outstanding - Basic and diluted		30,000,000	30,000,000	25,585,578	23,706,000

The accompanying notes are an integral part of these financial statements.

MICROPOLIS HOLDING COMPANY

Statement of Changes In Equity (Deficit)

For the periods ended December 31, 2024, 2023, 2022

	Note	Number of ordinary shares outstanding	Ordinary shares	Additional paid in capital	Accumulated deficit	Total
			AED	AED	AED	AED
As at January 1, 2022 (AED)		23,706,000	8,705	6,946,107	(4,104,925)	2,849,887

Capital introduced during the year	22	-	-	10,363,887	-	10,363,887
Loss for the period		-	-	-	(11,315,444)	(11,315,444)

As at December 31, 2022 (AED)		23,706,000	8,705	17,309,994	(15,420,369)	1,898,330

Ordinary shares issued for cash	2	6,294,000	2,311	-	-	2,311
Loss for the period		-	-	-	(11,888,180)	(11,888,180)

As at December 31, 2023 (AED)		30,000,000	11,016	17,309,994	(27,308,549)	(9,987,539)

Fair value adjustment on origination of liability below market interest rates	12	-	-	1,546,443	-	1,546,443
Loss for the period		-	-	-	(22,294,417)	(22,294,417)

As at December 31, 2024 (AED)		30,000,000	11,016	18,856,437	(49,602,966)	(30,735,513)
As at December 31, 2024 (USD)		30,000,000	3,000	5,135,195	(13,508,432)	(8,370,237)

The accompanying notes are an integral part of these financial statements.

MICROPOLIS HOLDING COMPANY

Statement of Cash Flows

For the periods ended December 31, 2024, 2023 and 2022

	Notes	2024		2023	2022
		USD	AED	AED	AED
Cash flow from operating activities
Loss for the period		(6,071,463)	(22,294,417)	(11,888,180)	(11,315,444)

Adjustments for:
Depreciation of property and equipment	6	285,732	1,049,209	727,181	494,912
Disposal loss of property plant and equipment		-	-	-	1,381
Amortization of intangible assets	7	2,759	10,131	-	294
Depreciation of right-of-use asset	8	267,276	981,439	845,064	817,062
Provision for employees’ end-of-service benefits	13	96,901	355,819	189,040	81,706
Finance expense	19	328,571	1,206,514	62,969	181,757
Operating loss before working capital changes		(5,090,224)	(18,691,305)	(10,063,926)	(9,738,332)

Changes in working capital
(Increase)/decrease in Trade receivables	9	(12,868)	(47,250)	-	-
(Increase)/decrease in other receivables	10	(55,267)	(202,941)	6,308	843,895
Decrease/(increase) in advance payment to suppliers	10	(292,885)	(1,075,473)	(2,291,578)	(14,821)
Increase/(decrease) in trade and other payables	14	541,460	1,988,236	496,068	85,286
Increase/(decrease) in Contract liabilities	15	1,296,257	4,759,859	9,269,122	-
Employees’ end of service benefits paid	13	(42,680)	(156,720)	(50,948)	(99,261)
Net cash flows used in operating activities		(3,656,207)	(13,425,594)	(2,634,954)	(8,923,233)

Cash flows from investing activities
Acquisition of property and equipment	6	(465,387)	(1,708,901)	(389,930)	(3,348,914)
Acquisition of intangible assets	7	(12,995)	(47,716)	-	-
Disposal of property and equipment		-	-	-	22,093
Net cash flows used in investing activities		(478,382)	(1,756,617)	(389,930)	(3,326,821)

Cash flows from financing activities
Capital introduced during the year				-	10,363,887
Ordinary shares issued for cash	2	-	-	2,311	-
Decrease in due to related parties	12	(432,536)	(1,588,271)	(32,967)	(884,063)
Increase in due to related parties	12	4,841,865	17,779,327	3,989,918	1,605,214
Increase in short-term borrowings	12	40,577	149,000	-	-
Decrease in short-term borrowings	12	(40,577)	(149,000)	-	-
Lease payments made during the period	16	(280,332)	(1,029,380)	(886,840)	(859,830)
Net cash flows generated from financing activities		4,128,997	15,161,676	3,072,422	10,225,208

Net increase in cash and cash equivalents		(5,592)	(20,535)	47,538	(2,024,846)
Cash and cash equivalents at the beginning of the period	11	18,620	68,372	20,834	2,045,680
Cash and cash equivalents at the end of the period		13,028	47,837	68,372	20,834

Cash paid in interest expense	19	12,658	46,480	62,969	81,706

The accompanying notes are an integral part of these financial statements.

MICROPOLIS HOLDING COMPANY

Notes to the Financial Statements
For the periods ended December 31, 2024, 2023 and 2022

1. LEGAL STATUS AND BUSINESS ACTIVITIES

When used in these notes, the terms “Micropolis Holding Company,” “Company,” “we,” “us,” and “our,” mean Micropolis Holding Company and its wholly-owned subsidiary included in our consolidated financial statements (“financial statements”).

Micropolis Holding Company ( “Micropolis Cayman”), was formed and registered in Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands under registration No. 397831 in February 2023. The registered office of the Company is at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. The management and control of the Company is vested with the board of Directors.

Micropolis Digital Development FZ-LLC (“Micropolis Dubai”), our wholly-owned subsidiary, is a robotics manufacturer founded in 2014, based in the United Arab Emirates (“UAE”) with its headquarters located in Dubai Production City, Dubai, UAE. We specialize in developing autonomous mobile robots (“AMRs”) that utilize wheeled electric vehicle (“EV”) platforms and are equipped with autonomous driving capabilities.

In July 2023, a common control transaction restructured Micropolis Dubai, such that the parent company changed to Micropolis Cayman. Refer to Note 2 — Common control transaction for more details.

The Company is currently a pre-revenue organization since most of our existing projects are collaborative in nature and we do not anticipate earning substantial revenues until such time as we enter into commercial production for our robotics, which is expected to be by the second quarter of 2025.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Micropolis Dubai. All intercompany balances and transactions are eliminated.

Nature of Operations

The Company specializes in the creation of Autonomous Mobile Robots, which are utilized as Autonomous Police Patrols Robots and other commercialized robotic applications. The Company is actively partnering with Dubai Police to develop these advanced robotic systems, including two types of autonomous mobile robots and an advanced security software named Microspot.

Business Strategy

The Company focuses on leveraging cutting-edge technology and strategic partnerships to create innovative robotic solutions aimed at enhancing security and operational efficiency in various environments. The successful development and deployment of these technologies are expected to position the Company as a leader in the autonomous robotics industry.

2. COMMON CONTROL TRANSACTION

Micropolis Cayman acquired 100 shares of Micropolis Dubai, UAE with registered office in Al Khaleej warehouse 1, Dubai Production City, IMPZ, Dubai, UAE., representing 100% of the issued and outstanding share capital of Micropolis Dubai, from its five shareholders (the “Former Shareholders”) for an aggregate purchase price of AED 100,000. As a result, Micropolis Dubai became a wholly-owned subsidiary of Micropolis Cayman (“Common Control Transfer”). The restructuring represented a common control transaction rather than a business combination under the guidance in IFRS 3, Business Combinations, because (1) the New Parent was a shell company that did not meet the definition of a business at the time of the transaction, (2) ultimate control of the Micropolis Cayman was the same before and after the transaction, and (3) control of the Micropolis Cayman was not transitory.

There is currently no specific guidance on accounting for common control transactions under International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). In the absence of specific guidance in IFRS, the Company elected to apply guidance from other comprehensive general accepted accounting principles. The transaction did not result in a change in the reporting entity, as control was unchanged from the perspective of Micropolis Dubai. Micropolis Cayman was determined to be the reporting entity and, therefore, was deemed to be the receiving entity for accounting purposes. Since common control exists between the Company and Micropolis Dubai, the consolidated financial statements incorporate Micropolis Dubai’s financial results and financial information for all periods presented prior to July 2023.

In 2023, Micropolis Cayman issued an aggregate of 23,706,000 ordinary shares, representing 79% of its issued share capital, to the Former Shareholders of Micropolis Dubai and 6,294,000 ordinary shares, representing 21% of its issued share capital, to three new shareholders, at the par value of $0.0001 per share representing the amount of $629.40 (AED 2,311). The Company has restated the share capital to reflect the 23,706,000 ordinary shares as outstanding for all periods presented.

3. GOING CONCERN ASSUMPTION

The Company incurred a loss of AED 22,294,417 during the period ended December 31, 2024. Current liabilities exceeded current assets by AED 20,983,437 as at December 31, 2024. Notwithstanding these facts, the financial statements of the Company have been prepared on the going concern basis, as the Shareholder shall provide the necessary financial support to the Company to enable it to continue its operations and meets its obligations, as they fall due. The company will continue to be funded by existing shareholders in the form of loans and revenue. The company also is exploring other equity financing options in the private equity market.

4. SUMMARY OF MATERIAL ACCOUNTING POLICIES

A summary of the material accounting policies, is set out below:

Basis of preparation and consolidation

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). Our year-end is December 31.

These consolidated financial statements include the accounts of the registrant, Micropolis Holding Company, and its wholly owned subsidiary, Micropolis Digital Development FZ-LLC. All intercompany transactions and balances have been eliminated.

These financial statements were authorized for issue by the Company’s board of directors on May 7, 2025.

Accounting convention

These financial statements have been prepared in accordance with the historical cost convention and the accruals basis.

Basis of Consolidation

These financial statements include the accounts of the registrant, Micropolis Holding Company, and its wholly owned subsidiary, Micropolis Digital Development FZ-LLC. All intercompany transactions and balances have been eliminated.

Functional and reporting currency

These financial statements are presented in United Arab Emirates dirham (AED), which is the Company’s functional and reporting currency.

Convenience rate presentation — Unites States Dollars

Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity (deficit) and consolidated statements of cash flows from AED into United States dollars (“US dollars”, “USD”, “$”) as of December 31, 2024 are solely for the convenience of the readers and are calculated at the rate of $1.00 = AED3.672 representing the exchange rate set forth on December 31, 2024. AED has been pegged to the US dollar at the rate of $1.00 to AED3.672 since 1997. No representation is made that the AED amounts could have been, or could be, converted, realized or settled into US dollar at such rate, or at any other rate.

Foreign currency transactions and translations

Foreign currency transactions are translated into AED using the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into AED using the exchange rate prevailing on the reporting date. Gains and losses from foreign currency transactions are taken to the statement of comprehensive income.

Financial instruments

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Except for those receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

Financial assets, other than those designated and effective as hedging instruments, are classified into the following categories:

●	amortised cost

●	fair value through profit or loss (FVTPL)

●	fair value through other comprehensive income (FVOCI).

The above classification is determined by both:

i.	the Company’s business model for managing the financial asset

ii.	the contractual cash flow characteristics of the financial asset.

All income and expenses relating to financial assets are recognised in statement of comprehensive income and included as finance costs or interest income, except for allowance against trade receivables which is presented within general and administrative expenses.

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVTPL):

●	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and

●	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortised cost using the effective interest method.

The Company’s cash and cash equivalents, trade receivables, other receivables (excluding prepaid expenses and advances), and due from related parties fall into this category of financial instruments.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, and balance with banks.

Trade receivables

Trade receivables are stated at original invoice amount less allowance as per the expected credit loss model. Bad debts are written off when there is no possibility of recovery.

The Company makes use of a simplified approach in accounting for trade receivables and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating the allowance, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Company assesses impairment of trade receivables on a collective basis as they possess shared credit risk characteristics and they have been grouped based on the days past due.

Related party transactions and balances

The Company enters into transactions with parties that fall within the definition of a related party as contained in IFRS. Related parties comprise companies and entities under joint or common management, ownership or control, their partners and key management personnel.

Impairment of financial assets

IFRS 9’s impairment requirements use more forward-looking information to recognise expected credit losses — the expected credit loss (“ECL”) model. Instruments within the scope of the new requirements include financial assets measured at amortised cost. Recognition of credit losses is no longer dependent on the Company first identifying a credit loss event, instead the Company considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, and reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

●	Stage 1 covers the financial assets that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk;

●	Stage 2 covers the financial assets that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low; and

●	Stage 3 covers the financial assets that have objective evidence of impairment at the reporting date.

“12-month expected credit losses” are recognised for the first category while ‘lifetime expected credit losses’ are recognised for the second category. Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Costs include expenditure that is directly attributable to the acquisition and bringing the asset to its working condition.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. When a part of an asset is replaced and the cost of the replaced asset is capitalized, the carrying amount of the replaced part is derecognised. All other repairs and maintenance are recognised in the statement of comprehensive income during the financial period in which they are incurred.

Depreciation of assets is calculated using the straight-line method to allocate their cost over their estimated useful lives as follows:

Assets	Years
Office furniture	3
Computers	4
Office equipment	5
Fit out and fixtures	10

Depreciation is charged from the date the asset is available for use up to the date the asset is disposed of. Gains and losses and property and equipment are recognized as other income in the statement of comprehensive income in the period in which they occur.

Intangible assets

Intangible assets are stated at cost less accumulated amortisation and impairment losses. The amount paid for acquiring business premises is amortised using the straight-line method over its estimated useful life of 4 years.

Impairment of non-financial assets

The Company assesses at each reporting date whether there is any indication that an asset may be impaired based on IAS 36. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of an asset or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the cash-generating unit to which the asset belongs is used. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Provisions

Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Contingent liabilities

A contingent liability is disclosed when the Company has a possible obligation as a result of past events, the existence of which will be confirmed only by the occurrence or non-occurrence, of one or more uncertain future events, not wholly within the control of the Company; or when the Company has a present legal or constructive obligation, that arises from past events, but it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

Income taxes

Income tax expense comprises current and deferred tax. Deferred tax is recognized in the statements of income and comprehensive income except to the extent that they relate to items recognized directly in equity or in other comprehensive income or loss.

Current income tax is the expected tax payable or receivable in respect of the taxable income or loss for the period, using income tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous periods.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their related tax bases. However, deferred tax is not provided on the initial recognition of goodwill or on the initial recognition of an asset or liability unless the related transaction is a business acquisition or affects tax or accounting profit. The deferred tax assets and liabilities have been measured using substantively enacted tax rates that will be in effect when the amounts are expected to settle. Deferred tax assets are only recognized to the extent that it is probable that they will be able to be utilized against future taxable income. The assessment of the probability of future taxable income in which deferred tax assets can be utilized is based on the Company’s latest approved forecast, which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be used without a time limit, that deferred tax asset is usually recognized in full. The recognition of deferred tax assets that are subject to economic limits or uncertainties are assessed individually by management based on the specific facts and circumstances.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of income or expense in the statements of income and comprehensive income, except where they relate to items that are recognized in other comprehensive income or loss or directly in equity.

The Corporate Tax Rate in Cayman Islands stands at 0%. Generally, UAE businesses will be subject to a 9% Corporate tax rate, however a rate of 0% will be applied to taxable income not exceeding AED 375,000 or to certain types of entities, as prescribed by way of a Cabinet Decision.

Employees’ end-of-service benefits

Provision is made for the end-of-service benefits due to employees in accordance with U.A.E Labour Law for their periods of service up to the reporting date. The provision for the end-of-service benefits is calculated annually based on their current basic remuneration.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated under the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee; and

●	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal policy if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost under the effective interest method. It is remeasured where there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised-in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to nil.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Revenue recognition

Revenue is recognized at a point in time, when (or as) the Company satisfies performance obligations by providing the promised services to its customers.

To determine whether to recognise revenue, the Company follows a 5-step process:

i.	Identifying the contract with a customer;

ii.	Identifying the performance obligations;

iii.	Determining the transaction price;

iv.	Allocating the transaction price to the performance obligations; and

v.	Recognising revenue when performance obligation(s) are satisfied

Revenue is recognized when the company delivers products.

Related costs are expensed as incurred. These include materials, salaries, and wages that are directly associated with the delivery of the products.

Contract liability

Advance payments are recorded when payment receipt occurs prior to our products deliver; such advance payments are recognized as revenue in the period in which the products are provided.

New account pronouncements

Adoption of new accounting policies

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2024. The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

New Standards and amendments issued but not yet effective

Presentation and Disclosure in Financial Statements — IFRS 18

In April 2024, the IASB issued IFRS 18, which will replace IAS 1 - Presentation of Financial Statements. The standard aims to improve the manner in which companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, specifically introducing additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from 1 January 2027. Companies are permitted to apply IFRS 18 before that date. The Company is evaluating the impact of the above amendments on its consolidated financial statements.

5. USE OF JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historic experience, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are as follows:

Expected credit loss allowance against trade receivables

An allowance against trade receivables is recognised as per IFRS 9 considering the pattern of receipts from, and the future financial outlook of, the concerned customer. In measuring the expected credit losses, the trade receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the credit period and the days past due.

Allowance for related party balances

The Company reviews related party balances on a regular basis and considers the recoverability and impairment of such amounts and recognises an allowance as per IFRS 9 for such balances where the amount from related party is not recoverable. It is reviewed by the management on a regular basis.

Useful lives and residual values of property and equipment

The Company reviews the useful lives and residual values of property and equipment on a regular basis. Any changes in estimates may affect the carrying amounts of the respective items of property and equipment with a corresponding effect on the related depreciation charge.

Leases

The Company exercises judgment in determining the approximate lease term on a lease by lease basis. The Company considers all facts and circumstances that may create an economic incentive to exercise renewal options and also evaluated the economic incentive related to continuation of existing leaseholds. The Company is also required to estimate specific criteria in order to estimate the carrying amount of right-of-use assets and lease liabilities including the incremental borrowing rate and effective interest rate.

6. PROPERTY AND EQUIPMENT

6.1 Cost

	Balance			Balance
	as at			as at
	December 31, 2023	Additions	Disposals/ transfers	December 31, 2024
	AED	AED	AED	AED
Office furniture	247,552	71,859	-	319,411
Computers	484,466	230,878	-	715,344
Office equipment	1,993,218	1,365,164	-	3,358,382
Fit out and fixtures	2,285,372	41,000	-	2,326,372
Totals (AED)	5,010,608	1,708,901	-	6,719,509
Totals (USD)	1,364,545	465,387	-	1,829,932

	Balance			Balance
	as at			as at
	January 1, 2023	Additions	Disposals/ transfers	December 31, 2023
	AED	AED	AED	AED
Office furniture	206,879	40,673	-	247,552
Computers	484,466	-	-	484,466
Office equipment	1,900,461	92,757	-	1,993,218
Fit out and fixtures	2,028,872	256,500	-	2,285,372
Totals ( AED )	4,620,678	389,930	-	5,010,608

6.2 Depreciation

	Balance			Balance
	as at			as at
	December 31, 2023	Additions	Disposals/ transfers	December 31, 2024
	AED	AED	AED	AED
Office furniture	151,838	81,131	-	232,969
Computers	314,572	130,391	-	444,963
Office equipment	723,925	605,140	-	1,329,065
Fit out and fixtures	368,181	232,547	-	600,728
	1,558,516	1,049,209	-	2,607,725
Amount in USD	424,432	285,732	-	710,165

	Balance			Balance
	as at			as at
	January 1, 2023	Additions	Disposals/ transfers	December 31, 2023
	AED	AED	AED	AED
Office furniture	102,880	48,958	-	151,838
Computers	234,969	79,603	-	314,572
Office equipment	343,203	380,722	-	723,925
Fit out and fixtures	150,283	217,898	-	368,181
	831,335	727,181	-	1,558,516

6.3 Net book value

	December 31, 2024		December 31, 2023
	USD	AED	AED
Office furniture	23,541	86,442	95,714
Computers	73,633	270,381	169,894
Office equipment	552,646	2,029,317	1,269,293
Fit out and fixtures	469,947	1,725,644	1,917,191
	1,119,767	4,111,784	3,452,092

7. INTANGIBLE ASSETS

	December 31, 2024		December 31, 2023
	USD	AED	AED
Balance at the beginning of the year	-	-	-
Addition during the period	12,995	47,716	-
Disposals during the period	-	-	-
Amortization for the period	(2,759)	(10,131)	-
Balance at the end of the period	10,236	37,585	-

8. RIGHT OF USE ASSET

	December 31, 2024		December 31, 2023
	USD	AED	AED
Asset capitalized
Balance at the beginning of the year	1,097,724	4,030,844	3,871,968
Capitalized during the period	50,001	183,603	158,876
	1,147,725	4,214,447	4,030,844
Depreciation
As at the beginning of the year	514,610	1,889,647	1,044,583
Charge for the period	267,276	981,439	845,064
	781,886	2,871,086	1,889,647
Net book value	365,839	1,343,361	2,141,197

The following are the amounts recognized in the statement of comprehensive income.

	December 31, 2024		December 31, 2023
	USD	AED	AED
Depreciation of the right of use assets	267,276	981,439	845,064
Interest expenses on leased assets	12,658	46,480	62,969
Total amount recognized in the statement of comprehensive income	279,934	1,027,919	908,033

8.1 The right of use asset had been capitalized with the incurred initial broker commission of AED 35,000 to obtain the lease agreement.

9. TRADE RECEIVABLES

	December 31, 2024		December 31, 2023
	USD	AED	AED
Trade receivables	24,092	88,463	41,213
Less: expected credit losses allowance	(11,224)	(41,213)	(41,213)
	12,868	47,250	-

9.1 Trade receivables are non-interest bearing and are generally on 90 days terms (refer to note 22) after which date trade receivables are considered to be past due. It is not the practice of the Company to obtain collateral over receivables.

9.2 As at December 31, 2024 and 2023, the ageing analysis of trade receivables was as follows:

	Total	Not past due		Past due
		0 – 90 days	91 – 360 days	Over 360 days
December 31, 2024 (AED)	88,463	47,250	-	41,213
December 31, 2024 (USD)	24,092	12,868	-	11,224
December 31, 2023 (AED)	41,213	-	-	41,213

9.3 Expected credit losses on trade receivables as per IFRS 9

The Company applies the IFRS 9 simplified model of recognizing lifetime expected credit losses for all trade receivables as these items do not have a significant financing component.

In measuring the expected credit losses, the trade receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the credit year and the days past due.

The expected loss rates are based on the payment profile for sales over the past 12 months as well as the corresponding historical credit losses during that year. The historical rates are adjusted to reflect current and forward-looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding.

Trade receivables are written off (i.e. derecognized) when there is no reasonable expectation of recovery. Failure to make payments within 90 days from the invoice date and failure to engage with the Company on alternative payment arrangement amongst others is considered indicators of no reasonable expectation of recovery.

On the above basis, the expected credit loss for trade receivables as at December 31, 2024 and 2023 was determined using the provision matrix as follows:

Ageing analysis of trade receivables	Default rate %	Trade receivables AED	Provision as per IFRS 9 AED
As at December 31, 2024
0-90 days	0%	47,250	-
Over 360 days	100%	41,213	41,213
Amount in AED		88,463	41,213

Amount in USD		24,092	11,224

As at December 31, 2023
Over 360 days	100%	41,213	41,213

9.4 The movement in allowance against trade receivables was as follows:

	December 31, 2024		December 31, 2023
	USD	AED	AED
Balance at the beginning of the year	11,224	41,213	41,213

Provision during the period	-	-	-
Balance at the end of the period	11,224	41,213	41,213

10. OTHER RECEIVABLES

	December 31, 2024		December 31, 2023
	USD	AED	AED
Bank guarantee	25,654	94,200	86,350
Prepayments *	71,542	262,701	274,452
Other deposits	78,111	286,823	143,301
VAT receivable	59,032	216,766	105,806
Other	3,156	11,590	59,230
	237,495	872,080	669,139

*Prepayments:

The Company has prepayments totaling AED 262,701 as of December 31, 2024, classified as follows:

1 – Prepaid Rent:	AED	84,728
2 – Prepaid Medical Insurance:	AED	32,939
3 – Prepaid Rent Services Charge:	AED	95,107
5 – Prepaid Subscriptions:	AED	49,927

The Company has prepayments totaling AED 274,452 as of December 31, 2023, classified as follows:

1 – Prepaid Rent:	AED	16,890
2 – Prepaid Medical Insurance:	AED	49,965
3 – Prepaid Rent Services Charge:	AED	95,654
4 – Prepaid Equipment Rental:	AED	111,943

10.1 Advance Payment to Suppliers

As of December 31, 2024, the Company has made advance payments totaling AED 3,381,872 ($920,989) to various suppliers for the procurement of machines, equipment, and related systems. The breakdown of these advance payments is as follows:

1.	DMG MORI Middle East FZE: AED 2,588,660 - Machines and Equipment Supplier

2.	Creative Colors Design: AED 449,300— Fit out Supplier

3.	Siemens: AED 241,098 — Autonomous Navigation System

4.	Other Local Suppliers: AED 102,814

As of December 31, 2023, the Company has made advance payments totaling AED 2,306,399 to various suppliers for the procurement of machines, equipment, and related systems. The breakdown of these advance payments is as follows:

1.	DMG MORI Middle East FZE: AED 870,722 — Machines and Equipment Supplier

2.	L V L TECH GENERAL TRADING LLC: AED 704,145 — Machines and Equipment Supplier

3.	Siemens: AED 241,098 — Autonomous Navigation System

4.	Other Local Suppliers: AED 490,434

These advance payments are recorded as current assets in the financial statements and represent amounts paid in advance for goods and services to be received in the future.

11. CASH AND CASH EQUIVALENTS

	December 31, 2024		December 31, 2023
	USD	AED	AED
Cash in hand	3,010	11,052	11,016
Cash at bank	10,018	36,785	57,356
	13,028	47,837	68,372

12. RELATED PARTY TRANSACTIONS AND BALANCES

Balances with related parties during the period as follows.

Name of party	Relationship
Egor Romanyuk	Majority Shareholder of the Company
Fareed Aljawhari	Director of the company and shareholder
Rajesh Venkataraman	Shareholder of the Company

12.1 Due to related parties

	December 31, 2024		December 31, 2023
	USD	AED	AED
Mr. Egor Romanyuk	2,645,851	9,715,566	5,436,740
Mr. Fareed Aljawhary	2,905,778	10,670,015	-
Mr. Rajesh Venkataraman	233,063	855,806	-
	5,784,692	21,241,387	5,436,740

Loan from Mr. Egor Romanyuk

During the year ended December 31, 2024 and 2023, the Company entered into the following related party transactions:

			December 31, 2024			December 31, 2023
	Amount		Management	Total	Total	Management	Total
Date of Loan	(AED)	% (annual)	Fee (AED)	(AED)	(USD)	Fee (AED)	(AED)
May 1, 2023	3,968,987	20%	1,322,996	5,291,980	1,441,170	529,198	4,498,185
December 11, 2023	446,857	20%	94,417	541,274	147,405	5,045	451,902
December 25, 2023	365,300	20%	74,435	439,735	119,754	1,375	366,675
December 31, 2023	119,978	0%	-	119,978	32,674	-	119,978
May 18, 2024	175,025	20%	35,005	210,030	57,198	-	-
August 16, 2024	372,323	20%	74,465	446,788	121,674	-	-
September 30, 2024	219,527	20%	43,905	263,432	71,741	-	-
October 18, 2024	300,000	20%	60,000	360,000	98,039	-	-
October 28, 2024	150,000	20%	30,000	180,000	49,020	-	-
November 6, 2024	78,758	20%	15,752	94,510	25,738	-	-
November 8, 2024	78,758	20%	15,752	94,510	25,738	-	-
December 4, 2024	1,761,600	0%	-	1,761,600	479,739	-	-
Total	8,037,113		1,766,727	9,803,837	2,669,890	535,618	5,436,740
Repayments during the year				(88,271)	(24,039)		-
Net Balance				9,715,566	2,645,851		5,436,740

These transactions are considered related party transactions and have been conducted on terms agreed upon between the parties involved. In connection with these loans, the Company will repay this amount within one month after IPO.

The Company reviewed and determined that imputed interest expense of Amount Due Without Fees (interest-free loan) is immaterial for the period ended December 31, 2024 and 2023.

Loan from Mr. Fareed Aljawhary

During the period ended December 31, 2024, the Company entered into the following related party transactions with Mr. Fareed Aljawhary:

			Balance at
		Principal	December 31, 2024
		Amount	Total	Total
	Commission	(AED)	(AED)	(USD)
January 31, 2024	0%	2,000,000	475,201	129,412
February 29, 2024	0%	1,913,600	1,848,886	503,509
March 31, 2024	0%	1,180,000	1,140,095	310,483
April 30, 2024	0%	475,000	458,937	124,983
May 31, 2024	0%	2,500,000	2,415,455	657,804
July 31, 2024 - 1	0%	1,139,507	1,101,266	299,909
July 31, 2024 - 2	0%	146,120	141,216	38,458
October 26, 2024	0%	500,000	484,391	131,915
November 22, 2024	0%	793,797	762,984	207,784
December 11, 2024	0%	1,908,400	1,841,584	501,521
		12,556,424	10,670,015	2,905,778

The Company received a loan amounting to AED 12,556,424, repaid AED 1,500,000 and minus imputed interests of AED 386,409, the balance for the year ended December 31, 2024 amount to AED 10,670,015. This loan does not carry any associated management fee. In connection with these loans, the Company will repay this amount within one month after IPO. The initial fair value of loans received in 2024 was determined to be AED 7,145,140 (USD 1,945,844), which was determined using an estimated effective interest rate of 20% and estimated maturity date of March 11, 2025. The difference between the face value and the fair value of the loans received in 2024 of AED 1,546,443 ($421,145) has been recognized as additional paid in capital during the year ended December 31, 2024. Imputed interest expense of loans received in 2024 is AED 1,160,034 ($315,913) for the year ended December 31, 2024.

Loan from Mr. Rajesh Venkataraman

On October 25, 2024, the Company received a loan of AED 700,000 from Mr. Rajesh Venkataraman for operational purposes. The loan agreement specifies a monthly management fee of 10% on the principal amount. The loan, along with the accumulated management fee, is scheduled for repayment within three months after the IPO. As of December 31, 2024, the total outstanding amount, including the management fee, is AED 855,806.

12.2. Payable for shares

	December 31, 2024		December 31, 2023
	USD	AED	AED
Payable for ordinary share (note 2)	27,233	100,000	100,000
	27,233	100,000	100,000

Micropolis Holding acquired 100 shares of Micropolis Dubai for a total consideration of AED 100,000. The transaction has been recorded as a payable in the financial statements, reflecting the obligation to settle the purchase price for the acquired shares.

13. EMPLOYEES’ END-OF-SERVICE BENEFITS

	December 31, 2024		December 31, 2023
	USD	AED	AED
Balance at the beginning of the year	112,385	412,678	274,586
Add: provided for the period*	96,901	355,819	189,040
Less: paid during the period	(42,680)	(156,720)	(50,948)
Balance at the end of the period	166,606	611,777	412,678

*	As per the court ruling on December 10, 2024, a payment of AED 142,326 was made to Arsalan Masood as part of his end of service benefits. This amount represents the actual expense recognized in accordance with the legal decision. The stated amount has already been deducted from the advance payment account. The remaining balance will be transferred to our bank by the court in 2025.

14. TRADE AND OTHER PAYABLES

	December 31, 2024		December 31, 2023
	USD	AED	AED
Trade payables	205,682	755,266	73,082
Staff payables	467,592	1,716,998	588,756
Accrued Expenses	23,037	84,591	32,528
PDC payables	17,663	64,860	11,860
Payables to former related party	127,141	466,861	466,861
Profit share payable ( FGT )*	19,840	72,851	-
Other payables**	14,391	52,844	52,948
	875,346	3,214,271	1,226,035

*

Profit Share Payable (FGT): The Company has agreed with Future General Trading (FGT) to share 100% of the net profit from 3D printing sales until the initial investment in the 3D printing machine has been fully recovered. Once the initial investment is fully recovered, the Company will switch to sharing 50% of the net profit with FGT.

For the year ending December 31, 2024, total sales from 3D printing amounted to AED 130,043, with a cost of AED 57,192, resulting in a net profit of AED 72,851. As per the agreement, the profit share payable to FGT is AED 72,851, which is recognized as a liability as of December 31, 2024.

**	Payables to former related party represent amounts owing to the former controlling shareholder (and related corporation) of the Micropolis Dubai for operating expenses paid on behalf of Micropolis Dubai. The shareholder ceased being a controlling shareholder and related party, during the fiscal year ended 2021. The Company intends to repay amounts when funds are available. The amounts are due on demand, do not accrue interest, and are unsecured.

15. CONTRACT LIABILITIES

	December 31, 2024		December 31, 2023
	USD	AED	AED
Future General Trading LLC -Machinery Investment	537,604	1,974,081	1,415,172
Future General Trading LLC -Autonomous Investment	3,282,925	12,054,900	7,853,950
	3,820,529	14,028,981	9,269,122

Below we describe the two agreements in detail.

15.1 Future General Trading LLC — Autonomous Investment

This agreement is made effective as of April 26, 2023. The primary purpose of this investment financed by Future General Trading LLC, is to finance the development and production of Autonomous Police Patrols. These robots will be used as Autonomous Police Patrols and other commercial robotic applications, including crime detection and security software called Microspot. The Company will pay the investor, Future General Trading LLC, royalty of 25% of the total selling price of each unit sold until the investment amount is paid back, and thereafter 25% of the margin on each unit sold in perpetuity. The Company will receive the financial commitment as follows;

Total Agreed Investment Amount: $3.3 million (AED 12.1 million)

●	$500,000 (AED 1,836,000) in Month 1

●	$275,000 (AED 1,009,800) monthly from Month 2 to Month 9

●	$200,000 (AED 734,400) monthly from Month 10 to Month 12

December 31, 2024, the total amount received under this agreement was approximately AED 12.1 million.

All items will be delivered. The Company expects the delivery date in the second quarter of fiscal year-end 2025.

15.2 Future General Trading LLC — Machinery Investment

This agreement is made effective as of November 18, 2023. The primary purpose of this investment is to fund the purchase and installation of a DMG Mori DMU 75 Monoblock CNC machine and a TPM 600P SLS 3D Printing machine, collectively referred to as “the Machines”. This is expected to significantly improve the production capabilities of Micropolis, for legal support, staffing, production, quality control and reporting.

The total agreed investment amount is $774,800 (AED 2.8 million). The Company and the investors also agreed to form subsequently a Special purpose vehicle (SPV), and investor will have 50% stake in that SPV. However, due to the delay in the project and the machine arrival, the SPV has not been formed yet. December 31, 2024, the total amount received under this agreement was approximately AED 2.0 million.

The Company received the TPM 600P SLS 3D Printing machine in March 2024. and the company received the DMU 75 Monoblock CNC machine in February 2025 and was put into operation the same month.

The table below summarizes the maturities of the Company’s contract liabilities at December 31, 2024 and 2023:

	Less than	One to two
December 31, 2024	one year	year	Total
	AED	AED	AED
Contract liabilities in AED	14,028,981	-	14,028,981
Amount in USD	3,820,529	-	3,820,529

December 31, 2023	Less than one year	One to two year	Total
	AED	AED	AED
Contract liabilities in AED	-	9,269,122	9,269,122

16. LEASE LIABITITY

LEASE LIABITITY	December 31, 2024		December 31, 2023
	USD	AED	AED
Payable after one year (within 2 years)	137,268	504,048	1,256,274
Payable within one year	238,785	876,818	923,889
	376,053	1,380,866	2,180,163

The movement in lease liability was as follows:

	December 31, 2024		December 31, 2023
	USD	AED	AED
Balance at the beginning of the year	593,726	2,180,163	2,845,158
Lease additions during the period	50,001	183,603	158,876
Add: interest accretion	12,658	46,480	62,969
Less: payments made during the period	(280,332)	(1,029,380)	(886,840)
Balance at the end of the period	376,053	1,380,866	2,180,163

Maturity analysis of the lease liability as at reporting date was as follows:

	Within	Within
December 31, 2024	1 year	2 years	Total
	AED	AED	AED
Gross lease liabilities	900,475	509,211	1,409,686
Less: Future interest	(23,657)	(5,163)	(28,820)
Net lease liabilities	876,818	504,048	1,380,866

Amount in USD	238,785	137,268	376,053

16.1 The Company has issued post dated cheques of AED 3,176,875 and AED 960,000 which were written in advance for the usage of warehouse premises and equipment for a lease period of 60 and 48 months respectively. As per IFRS 16 ‘Leases’ standard (Note 5) the present value of future cashflows (inclusive of VAT) had been discounted at the incremental borrowing rate of 2.5% for the calculation of right of use asset (Note 8) and the liabilities.

17. REVENUE

The Company recognized revenue of AED 130,043 (USD 35,415) from 3D printing sales for the year ended December 31, 2024. Revenue is recognized upon delivery of products, in accordance with the Company’s revenue recognition policy.

The Company recognized revenue of AED 577,064 from customer Quality Support Solutions Co. Ltd. for the supply of robotics for the year ended December 31, 2023. Revenue is recorded based on the milestone completed with the Company’s revenue recognition policy.

The Company did not recognize any revenue for the year ended December 31, 2022.

18 OPERATING EXPENSES

18.1 Cost of revenue

	December 31, 2024		December 31, 2023	December 31, 2022
	USD	AED	AED	AED
Material consumed	15,575	57,192	173,119	-
Direct salaries and wages	-	-	116,000	-
	15,575	57,192	289,119	-

18.2 Administrative Expenses

	December 31, 2024		December 31, 2023	December 31, 2022
	USD	AED	AED	AED
Employees benefit expenses	2,945,582	10,816,177	6,201,252	6,941,885
Accommodation expenses	97,682	358,690	153,093	162,833
Rent expenses (*)	58,878	216,200	190,225	244,983
Depreciation of property plant and equipment (note 6)	285,732	1,049,209	727,181	494,912
Depreciation of right of use asset (note 8)	267,276	981,439	845,064	817,062
Utilities and office expenses	118,071	433,557	254,235	151,707
Telephone expenses	21,303	78,226	67,440	71,088
Government and license fee	6,089	22,360	22,060	31,660
Transport expenses	55,948	205,442	116,116	125,798
Repairs and maintenance	20,164	74,042	79,122	30,038
Bank charges	18,742	68,819	57,610	21,301
Professional fee	603,584	2,216,361	1,643,733	295,888
IT expenses	132,566	486,783	194,792	338,312
Amortization (note 7)	2,759	10,131	-	294
Other expenses	-	-	-	5,224
Management Fees	377,701	1,386,914	535,617	-
	5,012,077	18,404,350	11,087,540	9,732,985

(*)	The Company adopted IFRS 16 Leases with effect from January 1, 2019. There were no right of use assets and corresponding lease liability recognized as the lease considered as short-term lease.

18.3 Research and development cost

	December 31, 2024		December 31, 2023	December 31, 2022
	USD	AED	AED	AED
Research and development cost	531,754	1,952,602	1,215,091	1,443,619

18.4 Profit Distribution Expense

	December 31, 2024		December 31, 2023	December 31, 2022
	USD	AED	AED	AED
Profit distribution expense	19,840	72,851	-	-

The Company has agreed with Future General Trading (FGT) to share 100% of the net profit from 3D printing sales. For the year ended December 31, 2024, total sales from 3D printing amounted to AED 130,043, with a cost of AED 57,192, resulting in a net profit of AED 72,851. As per the agreement, FGT is entitled to 100% of the net profit, and the profit share payable to FGT is AED 72,851, which is recognized as a liability as of December 31, 2024.

18.5 Marketing

	December 31, 2024		December 31, 2023	December 31, 2022
	USD	AED	AED	AED
Marketing expenses	204,682	751,591	14,333	85,751

19. OTHER INCOME AND FINANCE EXPENSE

19.1 Other Income

The other income for the period ended December 31, 2024, totals AED 20,640 ($5,621). This amount includes revenue from the sale of scrap items and cash back from a prepaid card. These revenues are classified separately to clarify the entity’s non-core income sources.

Other income for period ended December 31, 2023, amounts to AED 203,808. This income is primarily derived from room rental in our warehouse facilities. Additionally, this amount includes adjustments related to the Dubai Police invoice from 2020, which has been cleared against the provision for doubtful debts, as well as revenue from the sale of scrap items. These items are classified separately to provide clarity on the entity’s non-core revenue streams.

Other income for the year ended December 31, 2022, amounts to AED 28,617. This amount is derived from room rental in our warehouse facilities. This income is classified separately to provide clarity on the non-core revenue streams of the entity.

19.2 Finance expense

FINANCE EXPENSE	December 31, 2024		December 31, 2023	December 31, 2022
	USD	AED	AED	AED
Imputed interest from due to related party	315,913	1,160,034	-	-
Interest expense from lease	12,658	46,480	62,969	81,706
	328,571	1,206,514	62,969	81,706

20. COMMITMENTS AND CONTINGENCIES

20.1 Capital expenditure commitments

The Company did not have capital expenditure commitments at the reporting date.

20.2 Operating expenditure commitments

The Company has committed rental expense of AED 216,200 ($58,878) as of December 31, 2024 (2023 — AED 190,225).

20.3 Contingent liabilities

	December 31, 2024		December 31, 2023
	USD	AED	AED
Labor guarantees	34,041	125,000	125,000

21. RISK MANAGEMENT

21.1 Credit risk

Credit risk is limited to the carrying values of financial assets in the statement of financial position, and is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk on its bank balances and trade and other receivables as follows:

	December 31, 2024		December 31, 2023
	USD	AED	AED
Cash at bank (note 11)	10,018	36,785	57,356
Trade receivables (note 9)	24,092	88,463	41,213
Other receivables (excluding prepaid expenses and advances) (note 10)	165,953	609,379	394,687
	200,063	734,627	493,256

The Company seeks to limit its credit risk with respect to banks by dealing with reputable banks only.

Due from related party and other receivables (excluding advances and prepaid expenses) relate to transactions arising in the normal course of business with minimal credit risk.

Credit risks related to trade receivables are managed subject to the Company’s policies, procedures and controls relating to customer credit risk management. Credit limits are established for all customers based on internal rating criteria and the credit quality of customers is assessed by management. Outstanding customer receivables are regularly monitored. The requirement for an impairment is analyzed at each reporting date on an individual basis for major customers. Additionally, minor receivables are grouped into homogenous groups and assessed for impairment collectively. The Company does not hold collateral as security.

21.2 Liquidity risk

Liquidity risk is the risk that the Company may not have sufficient liquid funds to meet its liabilities as they fall due. Prudent liquidity risk management requires maintaining sufficient cash and the availability of funding to meet obligations when due. The Company limits its liquidity risk by ensuring funds from the shareholder and related parties are available, as required.

The Company terms of contract require amounts to be paid within 90 days of the date of sale.

Trade payables are normally settled within 30 days of the date of purchase.

The table below summarizes the maturities of the Company financial liabilities at December 31, 2024 and 2023.

	Less than	More than
	one year	one year (*)	Total
	AED	AED	AED
December 31, 2024
Due to related parties (note 12)	21,241,387	-	21,241,387
Trade and other payables (note 14)	3,214,271	-	3,214,271
Lease liability (note 16)	876,818	504,048	1,380,866
Amount in AED	25,332,476	504,048	25,836,524
Amount in USD	6,898,823	137,268	7,036,091

	Less than	More than
	one year	one year (*)	Total
	AED	AED	AED
December 31, 2023
Due to related parties (note 12)	5,436,740	-	5,436,740
Trade and other payables (note 14)	1,226,035	-	1,226,035
Lease liability (note 16)	923,889	1,256,274	2,180,163
Amount in AED	7,586,664	1,256,274	8,842,938

(*)	There are no liabilities more than five years.

21.3 Foreign currency risk

Foreign currency risk is the risk that an adverse movement in currency exchange rates can affect the financial performance of the Company and can arise on financial instruments that are denominated in a currency other than the functional currency in which they are measured. Most of the Company’s transactions are carried out in AED, hence no material risk arises.

Translations of balances in the statement of financial position, the statement of comprehensive income and the statements of cash flows from AED into USD as of and for the period ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of USD 1.00 to AED 3.672, representing the noon buying rate in the City of New York for cable transfers of AED as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2024. No representation is made that the AED amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2024, or at any other rate.

22. ORDINARY SHARE

Micropolis holding was incorporated under the laws of Cayman Islands and is principally engaged in the development of advanced robotics and autonomous systems. The Company’s authorized capital amounts to 200,000,000 shares, with the current issued and paid-up capital being $3,000, divided into 30,000,000 shares of $0.0001 each.

In 2022, the Company had AED 10,363,887 worth of capital introduced during the year, all consisting of shareholders’ funds with main purpose to finance company’s daily operations.

23. EARNINGS PER SHARE

	December 31, 2024		December 31, 2023
	USD	AED	AED
	Basic and Diluted	Basic and Diluted	Basic and Diluted

Earnings
Losses attributable to Micropolis Shareowners	(6,071,463)	(22,294,417)	(11,888,180)

Number of Shares
Weighted average number of shares	30,000,000	30,000,000	25,585,578

Earnings per Share
Losses attributable to Micropolis Shareowners per share	(0.20)	(0.74)	(0.46)

24. EVENTS AFTER REPORTING DATE

The Company entered into loan agreements with Mr. Fareed Aljawhari. Below are the details of each Loan agreement entered in 2025:

Details		Commission	Repayment Date	Amount AED
1	January 15, 2025 Fareed Aljawhari	0%	within one month After IPO	950,000

The company has repaid almost all of its related party loans from the IPO proceeds in March 2025. Total of AED 22.5M was repaid (AED 20.1M principle and AED 2.4M interests).

On March 6, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Network1 Financial Securities, Inc. (the “Underwriter”), relating to the Company’s initial public offering (the “IPO”) of 3,875,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), for a price of $4 per share. On March 10, 2025, the Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276231) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2023, as amended, and declared effective by the SEC on March 6, 2025. 3,875,000 Ordinary Shares were sold at an offering price of $4 per share, generating gross proceeds of $15.5 million to the Company, before underwriting discounts and other offering expenses. The IPO was conducted on a firm commitment basis. The Ordinary Shares were approved for listing on NYSE American LLC and commenced trading under the ticker symbol “MCRP” on March 7, 2025. On March 10, 2025, the Company also issued warrants to the Underwriter and its designees, which are exercisable during the period commencing from March 10, 2025, and expiring five years from the commencement of sales of the Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of 232,500 Ordinary Shares at a per share price of $5 (the “Underwriter’s Warrants”).

On March 24, 2025 and April 14, 2025, respectively, the Company issued 131,748 ordinary shares to Olimp Projects LLC and 881,699 ordinary shares to Art Alexander Balikin pursuant to the exercise of certain warrant issued to Olimp Projects LLC by the Company on February 23, 2023 (the “Olimp Warrant”). Pursuant to the Olimp Warrant, the number of shares for which such warrant is exercisable shall represent 3% of the issued and outstanding ordinary shares of the Company. The Olimp Warrant became exercisable upon completion of the Company’s IPO. The exercise price of the Olimp Warrant was $0.01 per Ordinary Share.